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Filed pursuant to
General Instruction II.K of Form F-9;
File No. 333-141122

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 30, 2007

Preliminary prospectus supplement to prospectus dated March 20, 2007

TransCanada PipeLines Limited

US$
         % Junior Subordinated Notes Due 2067

Interest on the notes will accrue from, and including, the issue date to, but not including, May             , 2017 at a fixed rate equal to             % per year and will be payable semi-annually in arrears on May             and November             of each year, commencing on November             , 2007. From, and including, May             , 2017 until maturity, interest on the notes will accrue at a floating rate, reset quarterly, equal to 3-month LIBOR plus            %, payable quarterly in arrears on February             , May            , August             , and November             of each year, commencing on August             , 2017. We may defer the payment of interest for one or more periods of up to ten years without giving rise to an event of default and without permitting acceleration under the terms of the notes. We will not be required to settle deferred interest payments pursuant to the alternative payment mechanism described in this prospectus supplement until we have deferred interest payments for five years or made a payment of current interest. Deferred interest will accumulate additional interest at the rate then applicable to the notes. In the event of our bankruptcy, holders will have a limited claim for accrued interest the payment of which has otherwise been deferred.

The notes will mature on May            , 2067. We may redeem some or all of the notes at any time on or after May             , 2017 at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on the notes to the date of redemption, which aggregate amount we refer to as the "par redemption amount."

Prior to May             , 2017, we may redeem the notes, in whole or in part, at the greater of the par redemption amount and the applicable "make-whole" redemption amount. The "make-whole" redemption amount will be lower if we redeem the notes in whole, and not in part, in connection with a "tax event" or a "rating agency event," as described herein.

We intend to redeem or purchase the notes only with proceeds raised from the sale of securities having equal or greater rating agency equity credit as the notes at the time of such redemption or purchase.

If we exercise our right to redeem the notes in part, in any case, the aggregate principal amount thereof outstanding after such redemption must be at least US$50,000,000. See "Description of the Notes — Redemption".

The notes will be junior subordinated unsecured obligations of TransCanada PipeLines Limited (the "Corporation") and will be subordinated in right of payment to our existing or future senior indebtedness, as defined herein, and will be effectively subordinated to all indebtedness and obligations of our subsidiaries. The notes will be issued only in denominations of US$2,000 and in integral multiples of US$1,000.

As further described in this prospectus supplement, following the earlier of the fifth anniversary of the commencement of a deferral period or a payment, during a deferral period, of current interest on the notes, we and our parent, TransCanada Corporation ("TCC"), will be required to make commercially reasonable efforts to sell APM qualifying securities (as defined herein) and must pay optionally deferred interest payments otherwise due on the notes only from the net proceeds of those sales. An event of default will occur if non-payment of interest, due to an optional deferral or otherwise, continues for 10 consecutive years without all accrued and unpaid interest (including compounded interest) having been paid in full and such non-payment continues for 30 days. In certain events of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any of the notes, whether voluntary or not, a claim of a holder of the notes for accrued interest that is unpaid (including compounded interest thereon) and that has not been settled through the application of the alternative payment mechanism (as described herein), will be limited, to the extent the amount of such interest (including compounded interest thereon) exceeds an amount corresponding to two years of accumulated and unpaid interest (including compounded interest thereon) on such holder's notes, to a claim on our remaining assets ranking equally with claims of our common shareholders upon our liquidation, as more fully described in "Description of the Notes — Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership".

The notes will not be subject to redemption at the option of the holder or to any sinking fund payments. The notes will not be listed on any securities exchange.

Investing in the notes involves risk. See "Risk Factors" beginning on page S-15 of this prospectus supplement and on page 20 of the accompanying prospectus.

Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and                         , each of which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See "Underwriting".

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the Corporation's restated audited related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2007 and December 31, 2006 and for the three month periods ended March 31, 2007 and 2006.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement or the prospectus.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

The notes have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	%	US$
Underwriting discounts and commissions	%	US$
Proceeds, before expenses, to TransCanada PipeLines Limited	%	US$

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from May             , 2007.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg and/or Euroclear Bank N.V./S.A., on or about May             , 2007.

Joint Book-Running Managers

Deutsche Bank Securities	Citi	JPMorgan
Sole Structuring Advisor

The date of this prospectus supplement is                         , 2007.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated March 20, 2007, is referred to as the "prospectus" in this prospectus supplement. References in this prospectus supplement to "we", "us", "our", or the "Corporation" refer to TransCanada PipeLines Limited and not to any of its subsidiaries.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth certain exchange rates based on the noon buying rate in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as United States dollars per Cdn.$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On April 27, 2007, the inverse of the noon buying rate was US$0.8967 per Cdn.$1.00.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005
High	0.8674	0.8832	0.9099	0.8690
Low	0.8437	0.8528	0.8528	0.7872
Average(1)	0.8567	0.8699	0.8846	0.8281
Period end	0.8674	0.8568	0.8581	0.8577
(1)
The average of the daily exchange rates on the last day of each month during the applicable period.

SPECIAL NOTE
REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the prospectus and the documents incorporated by reference therein include "forward-looking statements" within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). All forward-looking statements are based on our beliefs as well as assumptions made by and information currently available to us and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

        The risks and uncertainties of our business, including those discussed and incorporated by reference herein and in the prospectus and the Annual Information Form (as defined herein) as described under "Risk Factors", could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the 2006 MD&A (as defined herein), as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein, under the headings "TCPL's Strategy", "Pipelines — Opportunities and Developments", "Pipelines — Outlook", "Energy — Opportunities and Developments" and "Energy — Outlook". In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that the events described in the forward-looking statements set out in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the prospectus may not occur.

        We cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Except as required by law, we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-9 relating to the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file annual and quarterly financial information and material change reports and other material with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces and territories of

Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. In addition, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the prospectus only for the purposes of the offering of the notes offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details.

        The following documents of the Corporation, which are filed by the Corporation with the securities commission or similar authority in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of this prospectus supplement and the prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, the notes thereto, and the auditors' report thereon;

  (b)
  Management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2006 (the "2006 MD&A");

  (c)
  Annual Information Form for the year ended December 31, 2006 dated February 22, 2007 (the "Annual Information Form");

  (d)
  Restated audited related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, the notes thereto, and the auditors' report thereon;

  (e)
  Comments by Auditors for United States Readers on Canada-United States Reporting Differences, dated February 22, 2007;

  (f)
  Management's Report on Internal Control over Financial Reporting, dated February 22, 2007 and the auditors' report thereon;

  (g)
  Unaudited interim comparative consolidated financial statements as at March 31, 2007 and December 31, 2006 and for the three month periods ended March 31, 2007 and 2006 and the notes thereto;

  (h)
  Management's discussion and analysis of financial condition and results of operations as at and for the three month period ended March 31, 2007 (together with the 2006 MD&A, the "MD&A"); and

  (i)
  Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2007 and December 31, 2006 and for the three month periods ended March 31, 2007 and 2006, and the notes thereto.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, any business acquisition reports, all updated earnings coverage ratio information, as well as all prospectus supplements disclosing additional or updated information subsequently filed by the Corporation with the Alberta Securities Commission after the date of this prospectus supplement and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into the prospectus. These documents are available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement, shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's web site at www.sec.gov.

        Any statement contained in the prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the prospectus or this prospectus supplement shall be deemed to be modified or superseded, for the purposes of the prospectus and this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement, except as so modified or superseded.

SUMMARY

        This summary contains basic information about TransCanada PipeLines Limited and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement, including the section entitled "Risk Factors," our financial statements and the notes thereto incorporated by reference into this prospectus supplement, and the accompanying prospectus carefully before making an investment decision.

THE CORPORATION

        The Corporation operates primarily in two business segments: Pipelines and Energy. The Pipelines segment of the Corporation's business is principally comprised of the Corporation's pipelines in Canada, the United States and Mexico and its natural gas storage business which is operated in conjunction with the ANR pipeline in the United States. The Energy segment includes the Corporation's power operations in Canada and the United States, natural gas storage business in Canada and liquefied natural gas projects in Canada and the United States.

        The significant subsidiaries of the Corporation as of December 31, 2006 are listed under the heading "TransCanada PipeLines Limited — Significant Subsidiaries" in the Annual Information Form. The Corporation's registered office and head office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

THE OFFERING

Issuer	TransCanada PipeLines Limited.
Parent	TransCanada Corporation.
Securities Offered	% Junior Subordinated Notes due 2067 (the "notes").
Ranking
The notes will be junior subordinated notes which will be issued under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented by a first supplemental subordinated indenture to be dated as of the date of the issuance of the notes, between TransCanada PipeLines Limited, TCC and The Bank of Nova Scotia Trust Company of New York, as trustee.
Subordination
The payment of principal of and interest on the notes, to the extent provided in the subordinated indenture, will be subordinated in right of payment to the prior payment in full of all present and future senior indebtedness, as described in "Description of the Notes — Subordination," and will be effectively subordinated to all indebtedness and obligations of our subsidiaries.

The subordinated indenture places no limitation on the amount of additional indebtedness that is senior in right of payment to the notes that we may incur.
Denominations	The notes will be issued in denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.
Aggregate Principal Amount	US$ .
Maturity Date	May , 2067.
Interest
As described below:

•  interest on the notes will accrue from, and including, the issue date to, but not including, May              , 2017 at a fixed rate equal to                           % per year, payable semi-annually in arrears on May              and November              of each year, commencing on May              , 2007; and

• from, and including, May , 2017 until maturity, interest on the notes will accrue at a floating rate, reset quarterly, equal to 3-month LIBOR plus %, payable quarterly in arrears on February , May , August and November of each year, commencing on August 2017.
Additional Amounts
Any payments with respect to the notes made by us will be made without withholding or deduction for Canadian taxes, unless required by law or the interpretation or administration thereof, in which case we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of the Notes — Canadian Withholding Taxes".

Redemption
We may redeem the notes, in whole or in part, at any time, on or after May , 2017, at the par redemption amount, as defined herein. We may redeem the notes prior to May , 2017, in whole or in part, at a price equal to the greater of (i) the par redemption amount and (ii) the applicable make-whole redemption amount, as defined herein. The make-whole redemption amount will be lower if we redeem the notes in whole, but not in part, in connection with a "tax event" or a "rating agency event" (as defined herein). However, in any case, if the notes are not redeemed in whole, we may not effect such redemption unless at least US$50,000,000 aggregate principal amount of the notes, excluding any of the notes held by us or any of our affiliates, remains outstanding after giving effect to such redemption. See "Description of the Notes — Redemption."
Capital Replacement Intention
In the event that we redeem the notes, whether as a result of a "tax event" or a "rating agency event," each as defined herein, or otherwise, or in the event we or any of our subsidiaries or other affiliates purchase any of the notes, we and our subsidiaries or other affiliates intend to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by us or TCC from new issuances by us or TCC during the period commencing on the 180th calendar day prior to the date of such redemption or purchase of securities having equal or greater rating agency equity credit as the notes at the time of such redemption or purchase.
Optional Deferral

So long as no event of default, as described below, with respect to the notes has occurred and is continuing, we may elect to defer one or more interest payments on the notes at any time and from time to time for up to ten years. Deferred interest will continue to accrue and will compound semi-annually to, but not including, May             , 2017, and quarterly, on and after May             , 2017, in each case, at the rate of interest applicable to the notes, to the extent permitted by applicable law.

Following the earlier of (i) the fifth anniversary of the commencement of a deferral period or (ii) a payment, during a deferral period, of current interest on the notes, the alternative payment mechanism described below in this summary under "— Alternative Payment Mechanism" will apply.

During any optional deferral period, the restrictions on payment by us and TCC of dividends and other distributions on capital stock (described below in this summary under "— Payment Restrictions") will apply.

Upon the termination of any optional deferral period and the payment of all amounts then due, we may commence a new optional deferral period, subject to the above requirements. There is no limit to the number of such new optional deferral periods that we may begin. See "Description of the Notes — Optional Deferral of Interest."

If we defer interest for a period of 10 consecutive years from the commencement of an optional deferral period, we will be required to pay all accrued and unpaid interest (including compounded interest) at the conclusion of the 10-year period. If we fail to pay in full all accrued and unpaid interest (including compounded interest) at the conclusion of the 10-year period, due to an optional deferral or otherwise and such failure continues for 30 days, an event of default will occur.
Alternative Payment Mechanism
If we have optionally deferred interest payments otherwise due on the notes, then following the earlier of (i) the fifth anniversary of the commencement of a deferral period or (ii) a payment, during a deferral period, of current interest on the notes, we and TCC (unless TCC's obligations have been earlier terminated as described under "Description of the Notes — Termination of TCC's Obligations") must make commercially reasonable efforts to satisfy our obligation to pay interest in full on the notes (subject to the limitations described below) by selling APM qualifying securities, as defined herein, the sale of which will provide a cash amount to be paid to the holders of the notes in satisfaction of accrued and unpaid interest, together with any compounded interest, on the next succeeding interest payment date. Such obligation will continue until all deferred interest (including compounded interest) has been paid in full (subject to the limitations described below). Our and TCC's obligation to make commercially reasonable efforts to sell APM qualifying securities to satisfy our obligation to pay interest is subject to market disruption events and subject to certain caps (each as defined herein), and does not apply if an event of default with respect to the notes has occurred and is continuing. The net proceeds received by us or TCC from the issuance of APM qualifying securities (i) during the 180 days prior to any interest payment date on which we and TCC are required to use this alternative payment mechanism and (ii) designated by us or TCC at or before the time of such issuance as available to pay interest on the notes will, at the time such proceeds are delivered to the trustee to satisfy the relevant interest payment, be deemed to satisfy our obligations to pay interest on the notes pursuant to the alternative payment mechanism, though any interest not so paid will continue to be treated as optionally deferred interest and such interest will continue to accrue and compound as described above. To the extent TCC raises such eligible proceeds with respect to a deferral period (as described in "Description of the Notes — Alternative Payment Mechanism"), TCC will be required to comply with its contribution obligation (as defined under "Description of the Notes — Alternative Payment Mechanism").

Neither TCC nor any of our subsidiaries will guarantee payments of principal of or interest on the notes.
APM Qualifying Securities
Our or TCC's qualifying non-cumulative perpetual preferred shares, TCC's common shares and qualifying warrants and, if we become publicly traded (as defined herein) or if TCC's obligations have been earlier terminated as described under "Description of the Notes — Termination of TCC's Obligations", our common shares and qualifying warrants; provided that we may, without the consent of holders of the notes, amend the definition of APM qualifying securities to eliminate common shares or qualifying warrants (but not both) under certain circumstances. See "Description of the Notes — Alternative Payment Mechanism."
Payment Restrictions
On any date on which accrued interest through the most recent interest payment date has not been paid in full, whether because of an optional deferral or otherwise, we and TCC (unless TCC's obligations have been earlier terminated as described under "Description of the Notes — Termination of TCC's Obligations") will not, and will not permit any subsidiary to, declare or pay any dividends or any distributions on, or make any payments of interest, principal or premium, or redeem, repurchase, purchase, acquire or make a liquidation payment on, any of our or TCC's capital stock or our debt securities that rank equally with or junior to the notes, other than pro rata payments on debt securities that rank equally with the notes, with certain exceptions detailed in "Description of the Notes — Certain Restrictions during Optional Deferral Periods."

To the extent any deferral period lasts longer than one year, subject to the exceptions described under "Description of the Notes — Certain Restrictions during Optional Deferral Periods," we and TCC and our subsidiaries will not be permitted to repurchase or redeem any securities ranking junior to or pari passu with any APM qualifying securities the proceeds of which were used to settle deferred interest during the relevant deferral period until the first anniversary of the date on which all deferred interest has been paid.
Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership
In certain events of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any of the notes, whether voluntary or not, a claim of a holder of the notes for accrued interest that is unpaid (including compounded interest thereon) and has not been settled through the application of the alternative payment mechanism, will be limited, to the extent the amount of such interest exceeds an amount corresponding to two years of accumulated and unpaid interest (including compounded interest thereon) on such holder's notes, to a claim on our remaining assets ranking equally with claims of our common shareholders upon our liquidation, as more fully described in "Description of the Notes — Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership."
Events of Default
The subordinated indenture will provide that only the following constitute events of default with respect to the notes that give a right to accelerate the amounts due under the notes:

• default for 30 calendar days in the payment of any interest on the notes when such interest becomes due and payable (whether or not such payment is prohibited by the subordination provisions); however, (i) if we have properly deferred the payment of interest in connection with an optional deferral period, no event of default will be deemed to have occurred and (ii) if we have not provided a notice of deferral to holders of the notes, the holders will be entitled (in accordance with the provisions of the subordinated indenture) to institute an action against us for the interest then due and payable on the notes but will not have the right to accelerate the payment of amounts due under the notes;

•  any non-payment of interest, whether due to an optional deferral or otherwise, that continues for 10 consecutive years without all accrued and unpaid interest (including compounded interest thereon) having been paid in full and such non-payment continues for 30 days;

•  default in the payment of the principal of, and premium, if any, on the notes when due; or

•  certain events of bankruptcy, insolvency, or receivership, whether voluntary or not.

Failure to comply with covenants, including the alternative payment mechanism, is not an event of default under the subordinated indenture for purposes of declaring an acceleration of payment of the notes.
Use of Proceeds	We anticipate that we will use the net proceeds from this offering to repay short-term indebtedness and for other general corporate purposes. See "Use of Proceeds."
Anticipated Security Ratings	Standard & Poor's: BBB Moody's: A3 DBRS: BBB (high)
Certain U.S. Federal Income Tax Considerations
A U.S. Holder (as defined herein in "Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations") will generally take into account interest on the notes at the time it is accrued or received, in accordance with such holder's method of accounting for U.S. federal income tax purposes. After the commencement of a deferral period, a holder will be required to include interest in income as it accrues, regardless of such holder's method of accounting for U.S. federal income tax purposes, using a constant yield method. Consequently, subsequent to a deferral, holders of the notes would be required to include interest in income even though no cash payments would be made during the deferral period. See "Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations."
Form
The notes will be represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company (which we refer to as "DTC"). Beneficial interests in the notes will be evidenced through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through either DTC (in the United States), or Clearstream Luxembourg or Euroclear (in Europe) if they are participants in those systems, or indirectly through organizations which are participants in those systems.

Trustee	The Bank of Nova Scotia Trust Company of New York.
Delivery and Clearance	We will deposit the global securities representing the notes with DTC in New York.
Governing Law	New York.
Accounting Treatment	The notes will be reflected on our consolidated balance sheets as debt, and interest payments on the notes will be included as interest expense on our consolidated statements of income.

RISK FACTORS

        You should carefully consider the risks described below before investing in the notes. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. In that case, the value of the notes could decline substantially. For additional risks related to the Corporation, see "Risk Factors" in the Annual Information Form, which is included in our annual report on Form 40-F for the year ended December 31, 2006, filed with the SEC.

Risks Related to the Ownership of the Notes

    We may elect to defer interest payments on the notes.

        So long as no event of default with respect to the notes, as described below, has occurred and is continuing, we may elect to defer one or more payments of interest otherwise due on the notes at any time and from time to time for up to ten years. Following the earlier of (i) the fifth anniversary of the commencement of a deferral period or (ii) a payment, during a deferral period, of current interest on the notes, the alternative payment mechanism described below under "Description of the Notes — Alternative Payment Mechanism" will apply, with the consequences, among others, that we and TCC must (except upon an event of default with respect to the notes) make commercially reasonable efforts to sell APM qualifying securities as described under "Description of the Notes — Alternative Payment Mechanism" and must pay optionally deferred interest only out of the net proceeds of such securities, subject to certain caps. An event of default will occur if non-payment of interest, due to an optional deferral or otherwise, continues for 10 consecutive years without all accrued and unpaid interest (including compounded interest thereon) having been paid in full and such non-payment continues for 30 days. Upon termination of any optional deferral period and the payment of all amounts outstanding, we may commence a new optional deferral period, subject to certain requirements. There is no limit to the number of such new optional deferral periods that we may begin. See "Description of the Notes — Optional Deferral of Interest."

    We and TCC may not be able to sell securities when and in the amount necessary to pay interest on the notes.

        Our and TCC's ability to raise proceeds in connection with an optional deferral by issuing APM qualifying securities will depend on, among other things, market conditions at the time, the acceptability to prospective investors of the terms of the securities issued, the Corporation's and TCC's financial performance and a variety of other factors beyond our control, including our and TCC's ability to obtain any required consents or approvals, such as any corporate, shareholder, governmental or regulatory authorization that may be required. Accordingly, there could be circumstances where we would wish to or be required to pay interest on the notes and sufficient cash is available for that purpose, but cannot do so because we and TCC have not been able to obtain proceeds from sales of APM qualifying securities sufficient for that purpose.

    Holders of the notes have limited rights to accelerate payments of the amounts due under the notes.

        The holder of the notes may accelerate payment of the notes only upon the occurrence and continuation of the following events:

  •
  default for 30 calendar days in the payment of any interest on the notes when it becomes due and payable (whether or not such payment is prohibited by the subordination provisions); however, (i) if we have properly deferred the payment of interest in connection with an optional deferral period, no event of default will be deemed to have occurred and (ii) if we have not provided a notice of deferral to holders of the notes, the holders will be entitled (in accordance with the provisions of the subordinated indenture) to institute an action against us for the interest then due and payable on the notes but will not have the right to accelerate the payment of amounts due under the notes;

  •
  any non-payment of interest, whether due to an optional deferral or otherwise, that continues for 10 consecutive years without all accrued and unpaid interest (including compounded interest) having been paid in full, and such non-payment continues for 30 days;

  •
  default in the payment of the principal of, and premium, if any, on the notes when due; or

  •
  certain events of bankruptcy, insolvency or receivership, whether voluntary or not.

        A failure to comply with or breach of the other covenants in the subordinated indenture with respect to the notes (an "other covenant default"), including the covenant to sell certain securities through the alternative payment mechanism to meet certain interest payment obligations, will not result in the acceleration of payment of the notes. Although an other covenant default will not constitute an event of default that gives a right to accelerate payments, it will otherwise constitute a default under the subordinated indenture and could give rise to a claim against us relating to the specific breach; however, the remedy of holders of the notes may be limited to direct monetary damages (if any).

    The aftermarket price of the notes may be discounted significantly if we defer interest payments or are unable to pay interest.

        If we defer interest payments on the notes due to an optional deferral or are unable to pay interest as a result of an optional deferral period, you may be unable to sell your notes at a price that reflects the value of deferred amounts. To the extent a trading market develops for the notes, that market may not continue during such a deferral period, or during periods in which investors perceive that there is a likelihood of a deferral, and you may be unable to sell the notes at those times, either at a price that reflects the value of required payments under the notes or at all.

    An active after-market for the notes may not develop.

        The notes constitute a new issue of securities with no established trading market. We cannot assure you that an active after-market for the notes will develop or be sustained or that holders of the notes will be able to sell their notes at favorable prices or at all. Although the underwriters have indicated to us that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes. The notes will not be listed on any securities exchange or included in any automated quotation system.

    Interest payments on the notes may be deferred and, in such case, U.S. Holders of the notes will be required to recognize income for U.S. federal income tax purposes in advance of the receipt of cash attributable to such income.

        If payments of accrued interest on the notes are deferred, U.S. Holders will thereafter be required to accrue interest income in respect of the notes for U.S. federal income tax purposes using a constant yield method, regardless of such holder's method of accounting for such purposes, before such holder receives any cash payment attributable to such income. See "Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations."

    We may redeem the notes prior to the maturity date and you may not be able to reinvest in a comparable security.

        We have the option to redeem the notes for cash, in whole or in part, from time to time on and after May              , 2017. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on the notes to the redemption date (the "par redemption amount"). Additionally, we have the option to redeem the notes for cash, in whole or in part, prior to May              , 2017 at a redemption price equal to the

greater of (i) the par redemption amount of the notes to be redeemed and (ii) the applicable "make-whole redemption amount" as defined herein. The make-whole redemption amount will be lower if we redeem the notes in whole, but not in part, in connection with a "tax event" or a "rating agency event" (as defined herein). See "Description of the Notes — Redemption." In the event we choose to redeem your notes, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes.

    The notes are effectively subordinated to almost all of our other indebtedness and obligations.

        Our obligations under the notes are subordinated in right of payment to all of our current and future senior indebtedness (including our outstanding senior notes) and subordinated indebtedness, except any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the notes and certain other obligations, including obligations incurred in the ordinary course of business. This means that we cannot make any payments on the notes if we default on a payment of such senior indebtedness and do not cure the default within the applicable grace period, if the holders of the indebtedness ranking senior to the notes have the right to accelerate the maturity of such indebtedness and request that we cease payments on the notes or if the terms of our indebtedness ranking senior in right of payment to the notes otherwise restrict us from making payments to junior creditors.

        In addition to the contractual subordination described above, the rights of holders of the notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries.

        Due to the subordination provisions described in "Description of the Notes — Subordination," in the event of our insolvency, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of our indebtedness ranking senior in right of payment to the notes to the extent necessary to pay such senior indebtedness in full. As a result of those payments, our general creditors may recover less, ratably, than the holders of our senior indebtedness and these general creditors may recover more, ratably, than the holders of the notes. In addition, the holders of our indebtedness ranking senior in right of payment to the notes may, under certain circumstances, restrict or prohibit us from making payments on the notes.

        Our indebtedness as of March 31, 2007, was approximately $14.9 billion, all of which would be senior in right of payment to the notes. As of March 31, 2007, our subsidiaries had approximately $1.0 billion of outstanding indebtedness that effectively ranks senior to the notes.

        There are no terms in the subordinated indenture or the notes that limit our ability to incur additional indebtedness, and we expect from time to time to incur additional indebtedness ranking senior in right of payment to the notes.

    Upon the occurrence of a bankruptcy, insolvency or receivership with respect to the Corporation, claims for payment may be limited.

        In certain events of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any of the notes, whether voluntary or not, a claim of a holder of the notes for accrued interest that is unpaid (including compounded interest thereon) and has not been settled through the application of the alternative payment mechanism, will be limited, to the extent the amount of such interest (including compounded interest thereon) exceeds an amount corresponding to two years of accumulated and unpaid interest (including compounded interest thereon) on such holder's notes, to a claim on our remaining assets ranking equally with claims of our common shareholders upon our liquidation, as more fully described in "Description of the Notes — Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership."

        Moreover, the claims of note holders in a bankruptcy, insolvency or similar proceeding are subject to the broad equitable powers of the court. For example, although we do not believe such an argument should prevail, a party in interest in such a proceeding might argue that such holders should be treated as equity holders rather than creditors, and the court could rule in favor of such party. This could further limit or reduce any amounts that a holder of the notes could receive in a bankruptcy, insolvency, receivership or similar proceeding.

    The interest rate of the notes will fluctuate when the fixed rate period ends, and may decline below the fixed rate.

        At the conclusion of the fixed rate period for the notes on May             , 2017, the notes will begin to accrue interest at a floating rate. The floating rate may be volatile over time and could be substantially less than the fixed rate, which could reduce the value of the notes in any available after-market, apart from the reduction in current interest income.

    General market conditions and unpredictable factors could adversely affect market prices for the notes.

        There can be no assurance about the market prices for the notes. Several factors, many of which are beyond our control, will influence the market value of the notes. Factors that might influence the market value of the notes include, but are not limited to:

  •
  whether interest payments have been made and are likely to be made on the notes from time to time;

  •
  our creditworthiness, financial condition, performance and prospects;

  •
  whether the ratings on the notes provided by any ratings agency have changed;

  •
  regulatory investment classifications of the notes for purposes of certain types of investors and whether those classifications have changed;

  •
  the market for similar securities; and

  •
  economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

        If you purchase the notes, whether in this offering or in the secondary market, the notes may subsequently trade at a discount to the price that you paid for them.

    We are not obligated to redeem the notes prior to their maturity date.

        We have the right to redeem the notes under circumstances and on terms specified in this prospectus supplement. However, we do not currently intend to redeem or purchase the notes, except to the extent that the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by us or TCC from new issuances by us or TCC during the 180 days prior to the date of that redemption or purchase of securities having equal or greater rating agency equity credit as the notes. See "Description of the Notes — Redemption."

    We are a corporation incorporated under the laws of Canada and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

        We are a corporation incorporated under and governed by the Canada Business Corporations Act. Some of our directors and officers are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for investors to realize in the United States upon judgments of courts in the United States predicated upon our civil liability and the civil liability of our directors and officers under the United States federal securities laws.

        We have been advised by our Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

USE OF PROCEEDS

        We estimate that the net proceeds of the offering of the notes, after deducting the estimated expenses of the offering and the underwriting discounts, will be approximately US$             million. We intend to use the net proceeds of this offering to repay short-term indebtedness and for other general corporate purposes.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2006 and March 31, 2007 and are based on audited financial information in the case of the 12 month period ended December 31, 2006 and unaudited financial information in the case of the 12 month period ended March 31, 2007. The following ratios give effect to the issue of the notes pursuant to this prospectus supplement. Adjustments for other normal course issuances and repayments of long-term debt subsequent to March 31, 2007 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

	March 31, 2007	December 31, 2006
Based on net income including discontinued operations: Earnings coverage on long-term debt	times	times
Based on net income from continuing operations: Earnings coverage on long-term debt	times	times

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data and other data as at the dates or for the periods indicated. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. The financial data should be read in conjunction with our consolidated financial statements and the related notes and MD&A included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Statement of Earnings Data:
Revenues	$2,249	$1,894	$7,520	$6,124
Operating expenses
Plant operating costs and other	732	537	2,411	1,825
Commodity purchases resold	576	505	1,707	1,232
Depreciation	290	257	1,059	1,017

	1,598	1,299	5,177	4,074

	651	595	2,343	2,050
Other expenses/(income)
Income from equity investments	(6)	(18)	(33)	(247)
Financial charges(1)	236	175	797	840
Gains on sale of assets	—	—	(23)	(445)

Income from continuing operations before income taxes and non-controlling interests	421	438	1,602	1,902
Income taxes	130	169	475	610
Non-controlling interests	22	19	56	62

Net income from continuing operations	269	250	1,071	1,230
Net income from discontinued operations	—	28	28	—

Net income	269	278	1,099	1,230
Preferred share dividends	6	6	22	22

Net income applicable to common shares	$263	$272	$1,077	$1,208

(1)
Includes financial charges of joint ventures and interest and other income.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005
	(unaudited)		(audited)
	(millions of dollars)
Cash Flow Data:(1)
Funds generated from operations	$579	$516	$2,374	$1,950
Decrease in operating working capital	41	(1)	(300)	(48)

Net cash provided by operations	620	515	2,074	1,902

Capital expenditures and acquisitions(2)	4,571	303	2,042	2,071
Dividends on common and preferred shares	162	155	639	608
(1)
The Corporation uses the measure "funds generated from operations". This measure does not have any standardized meaning in Canadian GAAP and is therefore considered to be a non-Canadian GAAP measure. This measure may not be comparable to similar measures presented by other entities. This measure has been used to provide readers with additional information on the Corporation's liquidity and its ability to generate funds to finance its operations.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Summarized Cash Flow table in the 2006 MD&A incorporated herein by reference.

(2)
Does not include proceeds from disposition of assets.

	As at March 31,	As at December 31,
	2007	2006	2005
	(unaudited)	(audited)
	(millions of dollars)
Balance Sheet Data:
Cash and short-term investments	$347	$401	$212
Total assets
Pipelines	23,764	18,320	17,872
Energy	6,292	6,500	5,303
Corporate	1,043	1,088	938

Total assets	31,099	25,908	24,113

Notes payable	968	467	962
Current portion of long-term debt	494	616	393
Current portion of long-term debt of joint ventures	137	142	41
Long-term debt	12,945	10,887	9,640
Long-term debt of joint ventures	864	1,136	937
Preferred securities	530	536	536
Preferred shares	389	389	389
Common shareholders' equity	9,048	7,618	7,164

DESCRIPTION OF THE NOTES

        We will issue the                           % Junior Subordinated Notes due 2067 (the "notes") under the amended and restated subordinated debt indenture, dated November 30, 2000, between us and The Bank of Nova Scotia Trust Company of New York, as trustee, as supplemented by a first supplemental subordinated indenture to be dated as of the date of issuance of the notes, between us, TCC and the trustee. We refer to the subordinated debt indenture and the first supplemental subordinated indenture collectively as the "subordinated indenture." The notes are junior subordinated notes issued by us under the subordinated indenture.

        The following description of certain terms of the notes and certain provisions of the subordinated indenture in this prospectus supplement supplements the description under "Description of Debt Securities" in the accompanying prospectus and, to the extent it is inconsistent with that description, replaces the description in the accompanying prospectus. This description is only a summary of the material terms and does not purport to be complete. We urge you to read the subordinated indenture in its entirety because it, and not this description, will define your rights as a holder of the notes. We will file the first supplemental subordinated indenture, which will include the form of the notes, as an exhibit to a Current Report on Form 6-K, which will be incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

        We will initially issue US$                      million aggregate principal amount of the notes. We may from time to time, without the consent of the existing holders of the notes, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes, unless such additional notes will not be treated as fungible with the previously issued and outstanding notes for U.S. federal income tax purposes.

        The notes will be issued in denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.

        The notes will not be subject to a sinking fund provision. The entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, including compounded interest (as defined under "— Optional Deferral of Interest"), if any, on May              , 2067.

Interest

        The notes will accrue interest at a fixed rate from, and including, the issue date to, but excluding May             , 2017. We refer to this period as the "fixed rate period." The notes will accrue interest at a floating rate reset quarterly from, and including, May             , 2017 to, but excluding, the maturity date, and we refer to this period as the "floating rate period." All percentages resulting from any interest rate calculation will be rounded upward or downward, as appropriate, to the next higher or lower one hundred thousandth of a percentage point. The manner in which interest is computed, and the time at which such interest is payable (absent optional deferral) is as follows:

    Fixed Rate Period

        During the fixed rate period, interest will accrue at an annual rate equal to                           % and will be payable semi-annually in arrears on May              and November             of each year, commencing on November             , 2007. The amount of interest payable on any interest payment date during the fixed rate period will be computed on the basis of a 360-day year consisting of twelve 30-day months and will include interest from, and including, the last scheduled interest payment date for which interest has been paid or duly provided for (or, if none, the issue date) to, but excluding, the scheduled interest payment date. Interest calculated for any period less than a 30-day month will be calculated based on the actual number of days elapsed in such month. In the event that any date on which interest for a fixed rate period is payable on the notes is not a business day, payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay).

    Floating Rate Period

        During the floating rate period, interest on the notes will accrue at a floating rate, reset quarterly, equal to 3-month LIBOR plus             %, payable quarterly in arrears on February             , May             , August             and November             of each year, commencing on August             , 2017. We refer to the period from, and including, a scheduled floating rate interest payment date to, but excluding, the next following floating rate interest payment date (in each case as adjusted pursuant to the business day convention) as a "floating rate payment period." The amount of interest payable on any floating rate interest payment date will be computed on the basis of the actual number of days elapsed during the floating rate payment period then ending and a 360-day year. If a scheduled interest payment date is not a business day, then such interest payment date will be postponed to the next succeeding day that is a business day, except that if such business day is in the next succeeding calendar month, then such interest payment date will be the immediately preceding business day. Interest will accrue to, but not including, the date that interest is actually paid.

        The calculation agent will calculate the floating rate and the amount of interest payable on each quarterly interest payment date relating to the floating rate period. Promptly upon such determination, the calculation agent will notify us and, if the trustee is not then serving as the calculation agent, the trustee, of the floating rate for the new quarterly interest payment period. The floating rate determined by the calculation agent, absent manifest error, will be binding and conclusive on us, the holders of the notes and the trustee. The Bank of Nova Scotia Trust Company of New York will initially act as the calculation agent.

        "3-month LIBOR," with respect to an interest payment during the floating rate period, means the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period that appears on Reuters Page LIBOR01 as of 11:00 a.m. (London time) on the second London banking day immediately preceding the first day of such interest payment period (the "LIBOR determination date"). The term "Reuters Page LIBOR01" means the display so designated on the Reuters 3000 Xtra (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to the London Interbank Offered Rate for U.S. dollar deposits).

        If 3-month LIBOR cannot be determined as described above, we will select four major banks in the London interbank market. We will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on the LIBOR determination date for such distribution period. These quotations will be for deposits in U.S. dollars for a three-month period. Offered quotations must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time.

        If two or more quotations are provided, 3-month LIBOR for the floating rate payment period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, we will select three offered rates quoted by three major banks in New York City on the LIBOR determination date for that floating rate payment period. The rates quoted will be for loans in U.S. dollars for a three-month period. Rates quoted must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time. If fewer than three New York City banks selected by us are quoting rates, 3-month LIBOR for the applicable floating rate payment period will be the same as for the immediately preceding floating rate payment period or, if the immediately preceding interest payment period is a fixed rate interest payment period, the same as for the most recent quarter for which 3-month LIBOR can be determined.

        "Business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City.

        "London banking day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Record Dates

        Interest is payable on each interest payment date to the person in whose name the note is registered at the close of business on the day immediately preceding the interest payment date. In the event the notes will not continue to remain in book-entry only form or are not in the form of a global certificate, we will have the right to select record dates, which will be at least one business day before an interest payment date.

Optional Deferral of Interest

        So long as no event of default, as described below, with respect to the notes has occurred and is continuing, we may elect to defer one or more interest payments on the notes at any time and from time to time for up to ten years. Deferred interest will continue to accrue and will compound semi-annually to, but not including, May         , 2017, and quarterly, on and after May         , 2017, in each case, at the then applicable rate of interest on the notes, to the extent permitted by applicable law.

        Following the earlier of (i) the fifth anniversary of the commencement of a deferral period or (ii) a payment, during a deferral period, of current interest on the notes, the alternative payment mechanism described below under "— Alternative Payment Mechanism" will apply.

        During any optional deferral period the restrictions on payment by us and TCC of dividends and other distributions on capital stock described below under "— Certain Restrictions during Optional Deferral Periods" will apply, unless, with respect to TCC, TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations".

        If we defer interest for a period of 10 consecutive years from the commencement of an optional deferral period, we will be required to pay all accrued and unpaid interest (including compounded interest) at the conclusion of the 10-year period. If we fail to pay in full all accrued and unpaid interest (including compounded interest) at the conclusion of the 10-year period, due to an optional deferral or otherwise, and such failure continues for 30 days, an event of default will occur.

        If we or TCC are involved in a business combination where immediately after its consummation more than 50% of the voting stock of the surviving or resulting entity of the business combination or the person to whom all or substantially all of our or TCC's property or assets are conveyed, transferred or leased in such business combination is owned by the shareholders of the other party to the business combination, or the continuing directors cease for any reason to constitute a majority of the directors of the surviving or resulting entity or person to whom all or substantially all of our or TCC's property or assets are conveyed, transferred or leased, then the foregoing with respect to the alternative payment mechanism will not apply to any payment of interest for the deferral period that is terminated on the next interest payment date following the date of consummation of the business combination. Continuing director means a director who was a member of our or TCC's board of directors at the time the definitive agreement relating to the transaction was approved by our or TCC's board of directors.

        We must provide a notice of our election to defer the payment of accrued interest to the trustee no more than 60 and no fewer than 15 days prior to the relevant interest payment date. A notice of optional deferral, once given, will be irrevocable and the deferral of payments on the related interest payment date will be considered an optional deferral. Unpaid interest on the notes will continue to accrue and compound during the pendency of any optional deferral period at the then applicable interest rate. When an optional deferral period ends and we have paid all accrued and unpaid interest on the notes, together with interest thereon, to the extent permitted by applicable law, compounded semi-annually or quarterly, as applicable, at the then applicable rate of interest on the notes, which we refer to as "compounded interest," we may begin a new optional deferral period, subject to the terms described above. There is no limit on the number of optional deferral periods that we may begin. Any deferral of interest on the notes by our election under this provision is referred to as an "optional deferral," and the period during which such interest is deferred is referred to as an "optional deferral period."

Certain Restrictions during Optional Deferral Periods

        On any date on which accrued interest through the most recent interest payment date has not been paid in full, whether because of an optional deferral or otherwise, we and TCC (unless TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations") will not, and will not permit any of our or TCC's subsidiaries to:

  •
  declare or pay any dividends on, make distributions regarding, or redeem, repurchase, purchase, acquire or make a liquidation payment with respect to, any shares of our or TCC's capital stock; or

  •
  make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank in right of payment equally with or junior to the notes.

        The restrictions listed above do not apply to:

  •
  any purchase, repurchase, redemption or other acquisition of shares of our or TCC's capital stock in connection with:

  •
  any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors;

  •
  the satisfaction of our or TCC's obligations pursuant to any contract entered into in the ordinary course of business prior to the beginning of the deferral period;

  •
  a dividend reinvestment or shareholder purchase plan; or

  •
  the issuance of our or TCC's capital stock, or securities convertible into or exercisable for such capital stock, as consideration in an acquisition transaction entered into prior to the applicable deferral period;

  •
  any exchange, redemption or conversion of any class or series of our or TCC's capital stock, or the capital stock of one of our or TCC's subsidiaries, for any other class or series of our or TCC's capital stock, or of any class or series of our indebtedness for any class or series of our or TCC's capital stock;

  •
  any purchase of fractional interests in shares of our or TCC's capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;

  •
  any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or purchase of rights pursuant thereto;

  •
  any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock; or

  •
  any payment of current or deferred interest on debt securities that rank in right of payment upon our liquidation on a parity with the notes (including the notes, "pari passu securities") that is made pro rata to the amounts due on such pari passu securities (including the notes); provided that such payments are made in accordance with the second paragraph above the caption "— Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership" to the

    extent it applies, and any payments of deferred interest on pari passu securities that, if not made, would cause us to breach the terms of the instrument governing such pari passu securities.

        In addition, if any deferral period lasts longer than one year, neither we nor TCC nor any of our or TCC's subsidiaries will be permitted to purchase, redeem or otherwise acquire any securities ranking junior to or pari passu with any APM qualifying securities the proceeds of which were used to settle deferred interest during the relevant deferral period until the first anniversary of the date on which all deferred interest has been paid, subject to the exceptions listed in the bullet points above.

        If we or TCC are involved in a business combination where immediately after its consummation more than 50% of the voting stock of the surviving or resulting entity of the business combination or the person to whom all or substantially all of our or TCC's property or assets are conveyed, transferred or leased in such business combination is owned by the shareholders of the other party to the business combination, or the continuing directors cease for any reason to constitute a majority of the directors of the surviving or resulting entity or person to whom all or substantially all of our or TCC's property or assets are conveyed, transferred or leased, then the immediately preceding paragraph will not apply to the deferral period that is terminated on the next interest payment date following the date of consummation of the business combination.

Alternative Payment Mechanism

        If we have optionally deferred interest payments otherwise due on the notes, then following the earlier of (i) the fifth anniversary of the commencement of a deferral period or (ii) a payment, during a deferral period, of current interest on the notes, we and TCC (unless TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations") must make commercially reasonable efforts to satisfy our obligation to pay interest in full on the notes (subject to the limitations described below) by selling APM qualifying securities (which, as described below, will include our common shares and qualifying warrants if we become publicly traded or if TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations"), the sale of which will provide cash to be paid to the holders of the notes in satisfaction of accrued and unpaid interest, together with any compounded interest. Such obligation will continue until all unpaid interest (including compounded interest) has been paid in full (subject to the limitations described below). If such efforts are successful, we must pay optionally deferred interest out of the net proceeds from the sale of such APM qualifying securities by us or TCC on the next succeeding interest payment date following such five year period or such current interest payment date. We cannot pay such optionally deferred interest from sources other than the net proceeds from the sale of such APM qualifying securities by us or TCC. Our use of other sources to fund interest payments after an optional deferral period would be a breach of our obligations under the notes but would not be an event of default under the subordinated indenture. Our and TCC's obligation to make commercially reasonable efforts to sell such securities to satisfy our obligation to pay interest is subject to market disruption events and subject to certain caps, and does not apply if an event of default with respect to the notes has occurred and is continuing. The net proceeds received by us and TCC from the issuance of APM qualifying securities (i) during the 180 days prior to any interest payment date on which we and TCC are required to use the alternative payment mechanism and (ii) designated by us or TCC at or before the time of such issuance as available to pay interest on the notes will, at the time such proceeds are delivered to the trustee to satisfy the relevant interest payment, be deemed to satisfy our obligations to pay interest on the notes pursuant to the alternative payment mechanism, though any interest not so paid will continue to be treated as optionally deferred interest and such interest will continue to accrue and compound as described above. To the extent TCC raises such eligible proceeds with respect to a deferral period, TCC will be obligated to contribute to us within the relevant 180-day period specified herein, an amount of such proceeds equal to the lesser of (i) the aggregate eligible proceeds so raised and (ii) the aggregate accrued and unpaid deferred interest with respect to such deferral period, less the amount of any such eligible proceeds raised by us with respect to such deferral period (such obligation, the "contribution obligation") and we will be obligated to confirm receipt of any such eligible proceeds from TCC pursuant to its contribution obligation.

        Under the alternative payment mechanism, we and TCC are not permitted to issue qualifying non-cumulative perpetual preferred shares to the extent that the net proceeds of any issuance of qualifying non-cumulative perpetual preferred shares applied to pay interest on the notes pursuant to the alternative payment mechanism, together with the net proceeds of all prior issuances of qualifying non-cumulative perpetual preferred shares so applied, would exceed 25% of the aggregate principal amount of the series of the notes initially issued under the subordinated indenture (the "preferred shares issuance cap"). In addition, under the alternative payment mechanism, we and TCC are not required to issue common shares or qualifying warrants to the extent that with respect to deferred interest attributable to the first 5 years of any optional deferral period (including compounded interest thereon), the number of our or TCC's common shares to be issued, as the case may be, and the number of common shares underlying any issuance of qualifying warrants applied to pay such interest, together with the number of common shares previously issued and the number of common shares underlying all qualifying warrants previously issued during such optional deferral period so applied, would exceed 2% of the total number of our or TCC's issued and outstanding common shares, as the case may be, as of the date of our or TCC's then most recent publicly available consolidated financial statements (the "common share and warrant issuance cap").

        Once we reach the common share and warrant issuance cap, neither we nor TCC will be required to issue more common shares or qualifying warrants under the alternative payment mechanism with respect to deferred interest attributable to the first 5 years of any optional deferral period (including compounded interest thereon) even if there is a subsequent increase in the number of our or TCC's outstanding common shares. The common share and warrant issuance cap will cease to apply following the fifth anniversary of the commencement of any optional deferral period, at which point we may only pay any deferred interest, regardless of the time at which it was deferred, using the alternative payment mechanism, subject to the preferred shares issuance cap, the share cap amount, and any market disruption event. If the common share and warrant issuance cap has been reached during an optional deferral period and we subsequently pay all deferred payments (and compound amounts) prior to the fifth anniversary of such optional deferral period, the common share and warrant issuance cap will cease to apply, and will only apply again once we start a new optional deferral period. The preferred shares issuance cap will apply so long as the notes remain outstanding and all proceeds of issuances of qualifying non-cumulative perpetual preferred shares used to pay deferred interest will count against such cap.

        So long as the notes remain outstanding, neither we nor TCC may issue common shares or qualifying warrants pursuant to the alternative payment mechanism to the extent the total number of our or TCC's, as the case may be, common shares issued and the number of common shares underlying qualifying warrants issued, together with the number of common shares previously issued by such issuer and the number of common shares underlying all qualifying warrants previously issued by such issuer pursuant to the alternative payment mechanism, would exceed 75 million (the "share cap amount"). If the number of issued and outstanding shares of the Corporation or TCC, as the case may be, is changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or other similar transaction, then such number will be correspondingly adjusted. If the share cap amount has been reached and it is not sufficient to allow us to raise sufficient proceeds to pay deferred interest in full, we and TCC have agreed to use commercially reasonable efforts to increase the share cap amount (i) only to the extent that we and TCC can do so and simultaneously satisfy our and TCC's future fixed or contingent obligations under other securities and derivative instruments that provide for settlement or payment in our or TCC's common shares or (ii) if we and TCC cannot increase the share cap amount as contemplated in the preceding clause, by requesting our or TCC's board of directors to adopt a resolution for shareholder vote at the next occurring annual shareholders meeting to increase the number of our or TCC's authorized common shares for purposes of satisfying our obligations to pay deferred interest.

        As used in this section:

        "APM qualifying securities" means:

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  our or TCC's qualifying non-cumulative perpetual preferred shares; and

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  TCC's common shares and qualifying warrants and, if we become publicly traded or if TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations", our common shares and qualifying warrants;

provided that we may, without the consent of the holders of the notes, amend the definition of APM qualifying securities to eliminate common shares or qualifying warrants (but not both) from the definition if an accounting standard or interpretive guidance of an existing accounting standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards becomes effective, which, as a result, causes us to believe that there is more than an insubstantial risk that the failure to do so would result in a reduction in our or TCC's earnings per share as calculated for financial reporting purposes. We will promptly notify holders of the notes and the trustee of any such change.

        "Commercially reasonable efforts" to sell APM qualifying securities means commercially reasonable efforts to complete the offer and sale of such securities to third parties that are not our subsidiaries in public offerings or private placements, provided that we and TCC will be deemed to have made such commercially reasonable efforts during a market disruption event, as defined herein, regardless of whether we or TCC make any offers or sales during such market disruption event. For the avoidance of doubt, (i) we and TCC will not be considered to have made commercially reasonable efforts to effect a sale of APM qualifying securities if we or TCC determine not to pursue or complete such sale solely due to pricing, dividend rate or dilution considerations and (ii) until such time as we become publicly traded, we shall have no obligation to sell our common shares or qualifying warrants except in the event TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations".

        "Common shares" of the Corporation or TCC means the relevant issuer's common shares (including treasury shares), including common shares issued pursuant to any dividend reinvestment plan or employee benefit plans of such issuer, a security of such issuer ranking upon its liquidation, dissolution or winding up junior to its qualifying non-cumulative perpetual preferred shares and pari passu with its common shares that tracks the performance of, or relates to the results of, a business, unit or division of such issuer, and any securities issued in exchange therefor in connection with a merger, consolidation, share exchange, business combination, recapitalization or other similar event.

        "Intent-based replacement disclosure" means that the securities' issuer has publicly stated its intention, either in the prospectus or other offering document under which the relevant securities were initially offered for sale or in filings with the SEC made under the Exchange Act prior to or contemporaneously with the issuance of such securities, that the issuer will redeem or repurchase such securities only with the proceeds of replacement securities that (i) have terms and provisions that would have equal or greater rating agency equity credit as the securities then being redeemed or repurchased, at the time of redemption or repurchase and (ii) are raised within 180 days prior to the applicable redemption or repurchase date.

        A "market disruption event" means the occurrence or existence of any of the following events or sets of circumstances:

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  trading in securities generally, or our or TCC's securities specifically, on the New York Stock Exchange or any other national securities exchange or on the Toronto Stock Exchange, or in the over-the-counter market on which our or TCC's common shares are then listed or traded is suspended or the settlement of such trading generally is materially disrupted or minimum prices are established on any such exchange or market by the SEC, the relevant exchange or by any other regulatory body or governmental agency having jurisdiction and such suspension, disruption, or the establishment of such minimum price, has a material adverse effect on trading in, and the issuance and sale of, our or TCC's common shares;

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  the Corporation or TCC would be required to obtain the consent or approval of its shareholders or of a regulatory body (including, without limitation, any securities exchange) or governmental authority to issue or sell APM qualifying securities pursuant to the alternative payment mechanism and that consent or approval has not yet been obtained notwithstanding our and TCC's commercially reasonable efforts to obtain that consent or approval;

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  a banking moratorium occurs or shall have been declared by the federal or state authorities of the United States or the federal or provincial authorities of Canada such that market trading in the APM qualifying securities is materially disrupted or has ceased;

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  a material disruption shall have occurred in commercial banking or securities settlement or clearance services in the United States or Canada such that market trading in the APM qualifying securities is materially disrupted or has ceased;

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  the United States or Canada shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or Canada, there shall have been a declaration of a national emergency or war by the United States or Canada or there shall have occurred any other national or international calamity or crisis such that market trading in the APM qualifying securities is materially disrupted or has ceased;

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  there shall have occurred such a material adverse change in general domestic or international economic, political or financial conditions, including without limitation as a result of terrorist activities, or the effect of international conditions on the financial markets in the United States or Canada shall be such that trading in the APM qualifying securities is materially disrupted or has ceased;

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  an event occurs and is continuing as a result of which the offering document for the offer and sale of APM qualifying securities would, in our reasonable judgment, contain an untrue statement of a material fact or omit to state a material fact required to be stated in that offering document or necessary to make the statements in that offering document not misleading and either (a) the disclosure of that event at such time, in our reasonable judgment, is not otherwise required by law and would have a material adverse effect on our business or (b) the disclosure relates to a previously undisclosed proposed or pending material business transaction, provided that no single suspension period described in this bullet shall exceed 90 consecutive days and multiple suspension periods described in this bullet shall not exceed an aggregate of 180 days in any 360-day period; or

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  we reasonably believe that the offering document for the offer and the sale of APM qualifying securities would not be in compliance with a rule or regulation of the SEC or Canadian securities regulatory authorities (for reasons other than those described in the immediately preceding bullet) and we determine that we are unable to comply with such rule or regulation or such compliance is unduly burdensome, provided that no single suspension period described in this bullet shall exceed 90 consecutive days and multiple suspension periods described in this bullet shall not exceed an aggregate of 180 days in any 360-day period.

        We and TCC will be excused from our and its obligations under the alternative payment mechanism in respect of any interest payment date if we provide written certification to the trustee (which the trustee will promptly forward upon receipt to each holder of record of notes) no more than 15 and no less than 10 business days in advance of that interest payment date certifying that:

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  a market disruption event was existing after the immediately preceding interest payment date; and

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  either (a) the market disruption event continued for the entire period from the business day immediately following the preceding interest payment date to the business day immediately preceding the date on which that certification is provided, or (b) the market disruption event continued for only part of this period, but we were unable after commercially reasonable efforts by us and TCC to raise sufficient eligible proceeds during the rest of that period to pay all accrued and unpaid interest.

        "Permitted remedies" means (a) rights in favor of the holders of securities to elect one or more of our or TCC's directors (as applicable) and (b) complete or partial prohibitions on our or TCC's payment of distributions on or repurchasing common shares or other securities that rank equally with or junior as to distributions to such securities for so long as distributions on such securities, including unpaid distributions, remain unpaid.

        "Publicly traded" means, with respect to us, that our common shares have been listed for trading on a U.S. national securities exchange or the Toronto Stock Exchange or traded in a public over-the-counter market.

        "Qualifying non-cumulative perpetual preferred shares" means our or TCC's non-cumulative perpetual preferred shares, which rank pari passu with or junior to other preferred shares of the issuer, that (i) contain only "permitted remedies" and (ii)(a) are subject to "intent-based replacement disclosure" and have a provision that prohibits distribution upon the issuer's failure to satisfy one or more financial tests set forth in the terms of the preferred shares or (b) are subject to a "replacement capital covenant," as such terms are defined herein.

        "Qualifying warrants" means net share settled warrants to purchase our or TCC's common shares that:

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  have an exercise price greater than the "current stock market price" of the relevant issuer's common shares as of their date of issuance; and

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  neither we nor TCC are entitled to redeem for cash and the holders are not entitled to require us or TCC to repurchase for cash in any circumstances.

        TCC and, if the Corporation becomes publicly traded or if TCC's obligations have been earlier terminated as described under "— Termination of TCC's Obligations", the Corporation intend to issue qualifying warrants with exercise prices at least 10% above the current stock market price of the relevant issuer's common shares on the date of issuance. The "current stock market price" of such issuer's common shares on any date shall be the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions by the New York Stock Exchange or, if such issuer's common shares are not then listed on the New York Stock Exchange, as reported by the Toronto Stock Exchange or the principal U.S. securities exchange on which such issuer's common shares are traded. If such issuer's common shares are not listed on the Toronto Stock Exchange or any U.S. securities exchange on the relevant date, the "current stock market price" shall be the last quoted bid price for such issuer's common shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If such issuer's common shares are not so quoted, the "current stock market price" shall be the average of the mid-point of the last bid and ask prices for such issuer's common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

        "Replacement capital covenant"means an agreement by the issuer of qualifying non-cumulative perpetual preferred shares not to (or, if the securities' issuer is not a reporting company under the Exchange Act, an agreement by a company that is, at the time it enters into such covenant, a reporting company under the Exchange Act, to cause such issuer not to), for the benefit of persons that buy, hold or sell a specified series of such issuer's long-term indebtedness ranking senior to the qualifying non-cumulative perpetual preferred shares, redeem or purchase the qualifying non-cumulative perpetual preferred shares except out of the proceeds of specified replacement securities that have terms and provisions at the time of redemption or purchase that are as or more equity-like than the securities then being redeemed or purchased, raised within 180 days prior to the applicable redemption or purchase date.

        If, due to a market disruption event or otherwise, we were able to raise some, but not all, eligible proceeds necessary to pay all deferred interest (including compounded interest thereon) on any interest payment date, any interest payment made pursuant to the alternative payment mechanism will first be allocated to payment of the interest due on that payment date. Any payment of interest in excess of the amount of the interest due on that payment date will be applied first against any then existing accrued and unpaid interest, in chronological order beginning with the earliest unpaid interest payment date, and then against any accrued and unpaid compounded interest. In the event that we defer the interest payment on the notes and on other securities that rank equally with the notes and contain similar requirements to pay interest pursuant to the alternative payment mechanism, we will apply any net proceeds so raised on a pro rata basis towards our obligations to pay interest on the notes and such equally ranking securities.

        Although our or TCC's failure to comply with our or TCC's obligations with respect to the alternative payment mechanism will breach the subordinated indenture, it will not constitute an event of default that gives a right of acceleration thereunder.

Termination of TCC's Obligations

        All of TCC's obligations described herein will automatically terminate and be of no further force and effect immediately following the date on which (i) TCC, together with its affiliates, ceases to own, directly or indirectly, securities constituting more than 50% of our outstanding voting stock or (ii) we have sold, leased or conveyed all or substantially all of our assets to another person not an affiliate of TCC in a transaction otherwise permitted under the subordinated indenture.

Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership

        The subordinated indenture provides that a holder of the notes, by such holder's acceptance of the notes, agrees that in certain events of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any of the notes, whether voluntary or not, a claim of such holder of the notes for accrued interest that is unpaid (including compounded interest thereon) and has not been settled through the application of the alternative payment mechanism, will be limited, to the extent the amount of such interest (including compounded interest thereon) exceeds an amount corresponding to two years of accumulated and unpaid interest (including compounded interest thereon) on such holder's notes, to a claim on our remaining assets ranking equally with claims of our common shareholders upon our liquidation with the noteholders being entitled to that portion of the remaining assets equal to the percentage that the principal amount of the notes is of the aggregate of the fair market value of the Corporation's common shares and the principal amount of the notes as of the date of issuance of the notes.

Consolidation, Merger, Conveyance, Sale of Assets and Other Transfers

        The provisions of the subordinated indenture relating to our possible consolidation, merger, conveyance, sale of assets and other transfers will apply to the notes. You should refer to the description of these provisions under "Description of Debt Securities — Certain Covenants of the Corporation — Merger, Consolidation, Sale, Lease or Conveyance" in the accompanying prospectus.

Subordination

        The payment of principal of and interest on the notes, to the extent provided in the subordinated indenture, will be subordinated in right of payment to the prior payment in full of all present and future senior indebtedness, as defined herein. As noted below, the notes will rank pari passu with indebtedness for the purchase of goods or materials or for services obtained in the ordinary course of business, and any indebtedness which by its terms is expressly made equal in rank and payment with the notes.

        Subject to the qualifications described below, the term "senior indebtedness" includes principal of, and interest and premium, if any, on the following:

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  all of our indebtedness, whether outstanding on the date of the issuance of the notes or thereafter created, incurred or assumed, which is for money borrowed (including, without limitation, subordinated indebtedness (except indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such indebtedness is subordinated to or ranks equally with the notes), trust preferred securities of statutory trusts and related subordinated debentures and our 8.25% Preferred Securities due October 1, 2047), or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

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  all of our obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

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  all of our obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

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  all of our obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in the three bullet points above) entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by us of a demand for reimbursement following payment on the letter of credit);

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  any indebtedness of others of the kinds described in the four bullet points above for the payment of which we are is responsible or liable as guarantor or otherwise;

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  all obligations of the type referred to in the five bullets above of other persons secured by any lien on any of our properties or assets (whether or not such obligation is assumed by us), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

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  amendments, modifications, renewals, extensions, deferrals and refundings of any of the above types of indebtedness.

        The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness. Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include (1) indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business, (2) any indebtedness which by its terms is expressly made equal in rank and payment with or subordinated to the notes and (3) obligations owed by us to our subsidiaries.

        No direct or indirect payment, in cash, property or securities, by set-off or otherwise, may be made or agreed to be made on account of the notes or interest thereon, or in respect of any repayment, redemption, retirement, purchase or other acquisition of the notes, if:

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  we default in the payment of any principal, or premium, if any, or interest on any senior indebtedness, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

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  an event of default occurs with respect to any senior indebtedness permitting the holders of senior indebtedness to accelerate the maturity and written notice of such event of default, requesting that payments on the notes cease, is given to us by any holder of senior indebtedness, unless and until such default in payment or event of default has been cured or waived or ceases to exist.

        All present and future senior indebtedness, which will include, without limitation, interest accruing after the commencement of any proceeding, assignment or marshaling of assets described below, will first be paid in full before any payment, whether in cash, securities or other property, will be made by us on account of the notes in the event of:

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  any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

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  any proceeding for our liquidation, dissolution or other winding-up, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

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  any assignment by us for the benefit of creditors; or

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  any other marshaling of our assets.

        In any such event, payments which would otherwise be made on the notes will generally be paid to the holders of senior indebtedness, or their representatives, in accordance with the priorities existing among these creditors at that time until the senior indebtedness is paid in full. If the payments on the notes are in the form of our securities or those of any other corporation under a plan of reorganization or readjustment and are subordinated to outstanding senior indebtedness and to any securities issued with respect to such senior indebtedness under a plan of reorganization or readjustment, they will be made to the holders of senior indebtedness and then, if any amounts remain, to the holders of the notes. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce the subordination of the notes by any act or failure to act on our part.

        In the event that, notwithstanding any of the foregoing prohibitions, the trustee or the holders of the notes receive any payment on account of or in respect of the notes at a time when a responsible officer of the trustee or such holder has actual knowledge that such payment should not have been made to it, the trustee or such holder will hold such payment in trust for the benefit of, and, upon written request, will pay it over to, the holders of the senior indebtedness or their agents or representatives, for application to the payment of all principal, premium, if any, and interest then payable with respect to any senior indebtedness.

        Senior indebtedness will only be deemed to have been paid in full if the holders of such indebtedness have received cash, securities or other property which is equal to the amount of the outstanding senior indebtedness.

        After payment in full of all present and future senior indebtedness, holders of the notes will be subrogated to the rights of any holders of senior indebtedness to receive any further payments that are applicable to the senior indebtedness until all the notes are paid in full. In matters between holders of the notes and any other type of our creditors, any payments that would otherwise be paid to holders of senior indebtedness and that are made to holders of the notes because of this subrogation will be deemed a payment by us on account of senior indebtedness and not on account of the notes.

        Moreover, the subordinated indenture provides that a holder of the notes, by such holder's acceptance of the notes, agrees that in certain events of our bankruptcy, insolvency or receivership prior to the maturity or redemption of any of the notes, whether voluntary or not, a claim of a holder of the notes for accrued interest that is unpaid (including compounded interest thereon) and has not been settled through the application of the alternative payment mechanism, to the extent the amount of such interest (including compounded interest thereon) exceeds an amount corresponding to two years of accumulated and unpaid interest (including compounded interest thereon) on such holder's notes, will be limited to a claim on our remaining assets ranking equally with claims of our common shareholders upon our liquidation, as more fully described above in "— Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership."

        The subordinated indenture places no limitation on the amount of additional senior indebtedness that we may incur. We expect from time to time to incur additional indebtedness constituting senior indebtedness.

        In addition to the contractual subordination provisions described above, the rights of the holders of the notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries. Certain covenants contained in various debt agreements may restrict our ability to withdraw capital from our subsidiaries by dividends, loans or other payments. The principal source of funds for our operating subsidiaries is from current operations.

        Due to the subordination provisions described above, in the event of our insolvency, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of indebtedness ranking senior in right of payment to the notes, to the extent necessary to pay such senior indebtedness in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior indebtedness and these general creditors may recover more, ratably, than the holders of the notes.

        Our indebtedness as of March 31, 2007 was approximately $14.9 billion, all of which would be senior in right of payment to the notes. As of March 31, 2007, our subsidiaries had approximately $1.0 billion of outstanding indebtedness that effectively ranks senior to the notes.

        The notes will be structurally subordinated in right of payment to all of our subsidiaries' current and future obligations. We only have a shareholder's claim in the assets of our subsidiaries. This shareholder's claim is junior in right of payment to claims that creditors of our subsidiaries have against those subsidiaries. Holders of the notes will only be our creditors, and such holders will not be creditors of our subsidiaries, where most of our consolidated assets are located. All of our subsidiaries' current and future liabilities, including any claims of trade creditors, debt obligations and other liabilities and third-party preferred shareholders, will be effectively senior in right of payment to the notes.

Canadian Withholding Taxes

        All payments made by us or on our behalf under or with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power or tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the notes, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of the notes after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder of the notes would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of the notes in respect of the beneficial owner thereof (i) with which we do not deal at arm's length (for purposes of the Canada Tax Act (as defined herein)) at the time of the making of such payment, (ii) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes or (iii) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof otherwise than by the mere holding of the notes or the receipt of payments thereunder. We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will pay all taxes, interest and other liabilities which arise by virtue of any failure by us to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. We will furnish to the holders of the notes original tax receipts evidencing such payments by us. The original receipts will be furnished to the holders by the later of (i) 90 days following the end of the calendar year in which the Canadian Taxes are due pursuant to applicable law or (ii) in the case of any failure by us to withhold, deduct and remit to the relevant authority on a timely basis, within 30 days following notification by a Canadian governmental authority that such Canadian Taxes are due pursuant to applicable law.

        The foregoing obligation shall survive any termination, defeasance or discharge of the subordinated indenture.

Redemption

        We may redeem the notes:

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  in whole or in part, at our option, on and after May             , 2017, at a cash redemption price equal to the par redemption amount; provided that if the notes are not redeemed in whole, at least US$50,000,000 aggregate principal amount of the notes (excluding any of the notes held by us or any of our affiliates) remains outstanding after giving effect to such redemption;

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  in whole or in part, at our option, for any reason, prior to May             , 2017, at a cash redemption price of the greater of (1) the par redemption amount and (2) the applicable make-whole redemption amount; provided that if the notes are not redeemed in whole at least US$50,000,000 aggregate principal amount of the notes (excluding any of the notes held by us or any of our affiliates) remains outstanding after giving effect to such redemption; or

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  in whole, but not in part, at our option, upon the occurrence of a "tax event" or a "rating agency event," prior to May             , 2017, at a cash redemption price of the greater of (1) the par redemption amount and (2) the applicable make-whole redemption amount.

        As described herein, the make-whole redemption amount will be lower if we redeem the notes in whole, and not in part, in connection with a "tax event" or a "rating agency event."

        If we redeem the notes as described in the preceding paragraph, or in the event we or any of our subsidiaries or other affiliates purchase any of the notes, we and our subsidiaries or other affiliates intend to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by us or TCC from new issuances by us or TCC during the period commencing on the 180th calendar day prior to the date of redemption or purchase of securities that have equal or greater rating agency equity credit as the notes at the time of such redemption or purchase.

        As used in this section:

        "Comparable treasury issue" means the U.S. Treasury security selected by the quotation agent as having a term comparable to the period from the redemption date to May             , 2017 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a term comparable to such period.

        "Comparable treasury price" means, with respect to a redemption date (1) the average of four reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

        "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Federal Reserve System Board of Governors, available through the Board of Governors of the Federal Reserve System's website at http://www.federalreserve.gov/releases/H15/ or any successor site or publication. We make no representation or warranty as to the accuracy or completeness of the information displayed on such website, and such information is not incorporated by reference herein and should not be considered a part of this prospectus supplement.

        "Make-whole rate" means the treasury rate plus, (1) in the case of a redemption of the notes in whole, but not in part, upon the occurrence of a tax event or a rating agency event,             basis points, and (2) in the case of a redemption in any other case,              basis points.

        "Make-whole redemption amount" means the sum of the present value of (1) the aggregate principal amount outstanding of the notes discounted from the interest payment date falling on May              , 2017 to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable make-whole rate, and (2) the present values of scheduled semi-annual interest payments from the date fixed for redemption through and including the interest payment date on May             , 2017, each discounted from such interest payment date to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable make-whole rate, plus any accrued and unpaid interest, together with any compounded interest to the date of redemption, as calculated by the calculation agent.

        "Par redemption amount" means a cash redemption price of 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on such notes to the date of redemption.

        "Quotation agent" means one of the reference treasury dealers we appoint.

        "Rating agency event" means the determination by us of a change by any nationally recognized statistical rating organization within the meaning of Rule 15c3-1 under the Exchange Act that currently publishes a rating for us (a "rating agency") in the equity credit criteria for securities such as the notes, resulting in a lower equity credit to us than the equity credit assigned by such rating agency to the notes on their issue date.

        "Reference treasury dealer" means (1) Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and (2) any additional primary U.S. government securities dealers in New York City (each, a "primary treasury dealer") selected by us and our successors, provided, however, that if any of them ceases to be a primary treasury dealer we will substitute another primary treasury dealer.

        "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        "Tax event" means, with respect to the notes, our receipt of an opinion of counsel, rendered by a law firm with experience in such matters, to the effect that, as a result of (1) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of Canada or any political subdivision or taxing authority thereof or therein, (2) any official administrative pronouncement (including a private letter ruling, technical advice memorandum or similar pronouncement) or judicial decision interpreting or applying such laws or regulations, or (3) a threatened challenge asserted in connection with an audit of us or any of our subsidiaries, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the notes, which amendment or change is effective or which pronouncement or decision is announced or which challenge occurs on or after the date of issuance of the notes, there is more than an insubstantial increase in the risk that (i) interest accruing or payable by us on the notes is not or, at any time subsequent to our receipt of such opinion, will not be, wholly deductible by us for Canadian income tax purposes or (ii) we could become liable to pay on the next interest payment date any Additional Amounts (which are more than a de minimis amount) discussed above under "— Canadian Withholding Taxes."

        With respect to any redemption of the notes as a result of a tax event, the date fixed for such redemption will be within 180 days following the occurrence of the tax event; provided, however, that if at that time we are able to eliminate, within the 180-day period, the tax event by taking some ministerial action (such as making an election or filing a form) that has no adverse effect on us or the holders of the notes, we will pursue such action in lieu of redemption. We will have no right or obligation to redeem the notes while we are pursuing such measure.

        "Treasury rate" means the yield, under the heading that represents the average for the week immediately prior to the redemption date, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the end of the relevant interest payment period, yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month). If such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, "treasury rate" means the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. The treasury rate will be calculated on the third business day preceding the redemption date.

        We will mail, or cause the trustee to mail, notice of every redemption of the notes by first class mail, postage prepaid, addressed to the holders of record of the notes to be redeemed at their respective last addresses appearing on our books. Such mailing will be at least 15 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing of such notice, to any holder of the notes designated for redemption will not affect the redemption of any other notes. Each notice will state (i) the redemption date; (ii) the redemption price; (iii) that the notes are being redeemed pursuant to the subordinated indenture or the terms of the notes together with the facts permitting such redemption; (iv) if less than all outstanding notes are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular notes to be redeemed; (v) the place or places where the notes are to be redeemed; and (vi) that interest on the notes to be redeemed will cease to accrue on the redemption date.

        Any of the notes to be redeemed pursuant to the aforementioned notice will, on the date fixed for redemption, become due and payable at the redemption price. From and after such date such notes will cease to bear interest. Upon surrender of any such notes for redemption in accordance with said notice, we will pay such notes at the redemption price, subject to certain conditions. If any of the notes called for redemption are not so paid upon surrender thereof for redemption, the redemption price will, until paid, bear interest from the redemption date at the rate prescribed therefor in the notes. Any of the notes redeemed only in part will be surrendered in accordance with the provisions of the subordinated indenture. In exchange for the unredeemed portion of such surrendered notes, new notes in an aggregate principal amount equal to the unredeemed portion will be issued.

Subordinated Indenture Events of Default

        An event of default with respect to the notes that gives a right to declare an acceleration of payment of the notes means:

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  default for 30 days in the payment of any interest on the notes when it becomes due and payable (whether or not such payment is prohibited by the subordination provisions); however, (i) if we have properly deferred the payment of interest in connection with an optional deferral period, no event of default will be deemed to have occurred and (ii) if we have not provided a notice of deferral to holders of the notes, the holders will be entitled (in accordance with the provisions of the subordinated indenture) to institute an action against us for the interest then due and payable on the notes but will not have the right to accelerate the payment of amounts due under the notes;

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  any non-payment of interest, whether due to an optional deferral or otherwise, that continues for 10 consecutive years without all accrued and unpaid interest (including compounded interest) having been paid in full, such non-payment continuing for 30 days;

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  default in the payment of the principal of, and premium, if any, on the notes when due; or

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  certain events of bankruptcy, insolvency or receivership of the Corporation, whether voluntary or not.

        Subordinated indenture events of default with respect to the notes that give a right to declare an acceleration of payment of the notes, which replace the events of default described in "Description of Debt Securities — Events of Default" in the accompanying prospectus, do not include failure to comply with or breach of other covenants in the subordinated indenture with respect to the notes (an "other covenant default"), including the covenant to sell APM qualifying securities through the alternative payment mechanism to meet certain interest payment obligations. Accordingly, an other covenant default will not result in the acceleration of payment of the notes. Although an other covenant default will not constitute an event of default for purposes of declaring an acceleration of payment of the notes, it will otherwise constitute a default under the subordinated indenture and could give rise to a claim against us relating to the specific breach; however, the remedy of holders of the notes may be limited to direct monetary damages (if any). An other covenant default will only give rise to possible remedies if it continues for 60 days after delivery of specified notice.

        Holders of the notes may not themselves institute a proceeding against us on account of an other covenant default unless, among other things, the trustee fails to institute such a proceeding, subject to the terms of the subordinated indenture. However, the holders of a majority in principal amount of the notes may direct the trustee to bring such a proceeding if an other covenant default continues for a period of 60 days after delivery of specified notice to us from the trustee or to us and the trustee from the holders of a majority in principal amount of the notes, subject to the terms of the subordinated indenture. Except with respect to certain covenants, including the covenant relating to our obligation to file an annual statement with respect to subordinated indenture defaults, the subordinated indenture will not require the trustee to take any action in case of an other covenant default (other than to give notice of such default to the holders of the notes under certain circumstances, as described below) unless so directed by the holders of the notes. In the case of an other covenant default resulting from our or TCC's failure or breach in regards to such covenants referred to in the preceding sentence, such other covenant default, after its continuance for 60 days after delivery of such specified notice, will be treated under the subordinated indenture as if it were an event of default with respect to the notes, and the trustee will have all of the rights, duties and obligations, and the holders of the notes will have all of the rights, in respect of such other covenant default as if such other covenant default were such an event of default, except that there will be no right to accelerate the payment of the notes.

        The subordinated indenture provides that no holder of the notes may institute any action against us under the subordinated indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the outstanding notes shall have requested the trustee to institute such action and shall have offered it reasonable indemnity, the trustee shall not have instituted such action within 60 days of such request and the trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the outstanding notes.

        Under the United States Trust Indenture Act of 1939, the trustee is required to give to the holders of the notes, within 90 days after the occurrence of a default, notice of all defaults known to it. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any of the notes, the trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the notes.

        If an event of default occurs in respect of any outstanding notes, either the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount, premium, if any and all unpaid and accrued interest (other than foregone interest in case of certain events of bankruptcy, insolvency or receivership, whether voluntary or not) to be due and payable immediately by written notice thereof to us, and to the trustee if given by the holders of the notes, subject to the terms of the subordinated indenture. However, the payment of principal, premium, if any, and interest on the notes will remain subordinated in right of payment to the extent provided in the subordinated indenture. In addition, at any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the notes may, subject to specified conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or premium, if any, or interest on the notes have been cured or waived as provided in the subordinated indenture. See "— Modification and Waiver — Waiver of Default" in this prospectus supplement.

Discharge, Defeasance and Covenant Defeasance

        The defeasance, satisfaction and discharge provisions of the subordinated indenture will apply to the notes. In the event we exercise the option of defeasance with respect to any of the notes and such notes are declared due and payable because of the of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust will be sufficient to pay amounts due on such notes at their maturity but may not be sufficient to pay amounts due on the notes upon any acceleration resulting from such event of default. In such case, we will remain liable for such payments. You should refer to the description of these provisions under "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus.

Modification and Waiver

    Modification of Subordinated Indenture

        The modification provisions of the subordinated indenture will apply to the notes. You should refer to the description of these provisions under "Description of Debt Securities — Modification and Waiver" in the accompanying prospectus.

    Waiver of Default

        The holders of a majority in principal amount of the outstanding notes may, on behalf of all holders of the notes, waive compliance by the Corporation with certain restrictive provisions of the subordinated indenture. The holders of a majority in principal amount of outstanding notes may waive any past default under the subordinated indenture with respect to the notes, except in respect of a provision which under the subordinated indenture cannot be modified or amended without the consent of each holder of the notes.

Concerning the Trustee

        The Bank of Nova Scotia, the parent of The Bank of Nova Scotia Trust Company of New York, is one of a number of financial institutions with which we and our subsidiaries maintain ordinary banking relationships and with which we and our subsidiaries maintain credit facilities.

        The trustee will have all of the duties and responsibilities specified under the Trust Indenture Act. Other than its duties in the case of a default, the trustee is under no obligation to exercise any of its powers under the subordinated indenture at the request, order or direction of any holders of the notes unless offered reasonable indemnification.

Governing Law

        The subordinated indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry System

        Upon issuance, the notes will be represented by one or more fully registered global certificates, each of which we refer to as a global security. Each such global security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for the notes in definitive form, no global security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

        Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the notes in global form through either DTC in the United States or Clearstream Banking, société anonyme, which we refer to as Clearstream, Luxembourg, or Euroclear Bank S.A./N.V., which we refer to as Euroclear, if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.                                        will act as depositary for Clearstream, Luxembourg, and                                        will act as depositary for Euroclear, and we refer to them in such capacities as the U.S. Depositaries.

        So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the subordinated indenture. Except as provided below, the actual owners of the notes represented by a global security (the "beneficial owner") will not be entitled to have the notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the subordinated indenture.

        Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if such person is not a participant of DTC (a "DTC participant"), on the procedures of the DTC participant through which such person owns its interest, to exercise any rights of a holder under the subordinated indenture. We understand that under existing industry practices, in the event that we request any action of holders of the notes or that an owner of a beneficial interest that a holder is entitled to give or take under the subordinated indenture, DTC would authorize the DTC participants holding the relevant beneficial interests to give or take such action, and such DTC participants would authorize beneficial owners owning through such DTC participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to DTC participants, by DTC participants to indirect participants, as defined herein, and by DTC participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        The following is based on information furnished by DTC:

        DTC will act as securities depositary for the global securities. Offered notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global securities will be issued for the notes in the aggregate principal amount of such issue, and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC ("direct participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of the notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the limited circumstances that may be provided in the subordinated indenture.

        To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an "omnibus proxy" to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Payments on the notes will be made in immediately available funds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC). DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detailed information from the Corporation or the applicable trustee, on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) on behalf of beneficial owners is the responsibility of the Corporation or the applicable agent, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

        DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, offered security certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, the notes in definitive form will be printed and delivered.

        Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations, which we refer to as the Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear, which we refer to as the Euroclear participants, and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we refer to collectively as the Terms and Conditions. The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for the Euroclear System.

        The information in this section concerning DTC and DTC's book-entry system, Clearstream Luxembourg and the EuroClear System has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Global Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

        Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time zone differences, credits of the notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participant or Clearstream participant on such business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear system cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of the notes among the participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Miscellaneous

        We will have the right at all times to assign any of our respective rights or obligations under the subordinated indenture to a direct or indirect wholly-owned subsidiary; provided that, in the event of any such assignment, we will remain liable for all of our respective obligations. Subject to the foregoing, the subordinated indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The subordinated indenture provides that it may not otherwise be assigned by the parties thereto.

CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

        The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. Except where noted, this discussion only applies to the notes that are held as capital assets by U.S. Holders (as defined herein) who purchase the notes upon their original issuance at their initial offering price. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers and certain traders in securities, persons holding the notes as part of a hedge, straddle or other integrated transaction or U.S. persons whose functional currency is not the U.S. dollar. In addition, this discussion does not address the effect of any state, local, foreign or other tax laws or any U.S. federal estate, gift or alternative minimum tax considerations. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

        As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

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  an individual citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust with respect to which (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) a valid election is in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of the partnership and its partners will generally depend on the status of the partner and the activities of the partnership and its partners. If you are a partner in a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes), you should consult your own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of the notes.

        Persons considering the purchase of the notes should consult their own tax advisors regarding the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes in light of their particular circumstances, as well as the effect of any state, local, foreign or other tax laws.

    Classification of the Notes

        The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes, and no rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to the notes. In connection with the issuance of the notes, Mayer, Brown, Rowe & Maw LLP, our special tax counsel, will provide us with its opinion generally to the effect that, although the matter is not free from doubt, under then current law and assuming full compliance with the terms of the subordinated indenture and other relevant documents, and based on the facts and assumptions contained in such opinion, the notes will be treated as indebtedness for U.S. federal income tax purposes. Such opinion is not binding on the IRS or any court, and there can be no assurance that the IRS or a court will agree with such opinion. If the IRS were to challenge successfully the classification of the notes as indebtedness, interest payments on the notes would be treated for such purposes as dividends to the extent of our current or accumulated earnings and profits.

        We agree, and by acquiring a note each holder of a note will agree, to treat the notes as indebtedness for U.S. federal and Canadian income tax purposes. The remainder of this discussion assumes the notes will be respected as indebtedness for U.S. federal income tax purposes.

    Interest Income and Original Issue Discount

        Under applicable Treasury regulations, the possibility that interest on the notes might be deferred could result in the notes being treated as issued with original issue discount ("OID"), notwithstanding that the notes are issued at par, unless the likelihood of such deferral is remote. We believe that the likelihood of interest deferral on the notes is remote within the meaning of the Treasury regulations. Based on the foregoing, we believe that, although the matter is not free from doubt, the notes will not be considered to be issued with OID. Accordingly, interest paid on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

        However, there can be no assurance that the IRS or a court will agree with this position. If the possibility of interest deferral were determined not to be remote, the notes would be treated as issued with OID at the time of issuance. In such case, a U.S. Holder would be required to include stated interest in income as it accrues, regardless of such holder's method of accounting, using a constant yield method, and actual cash payments of interest on the notes would not be reported as taxable income.

        If a deferral of interest were to occur, the notes will be treated as having OID as of the time of such deferral and all stated interest due after such deferral will be treated as OID. Consequently, after such deferral a U.S. Holder of the notes would be required to include OID in its gross income in the manner described above even though we would not make any actual cash payments during a deferral period.

        Interest on the notes will constitute income from sources without the United States and generally will be "passive category" or "general category" income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

    Sale, Exchange, Redemption or Retirement of the Notes

        Upon the sale, exchange, redemption or retirement of a note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest not previously included in the U.S. Holder's income, which will be taxable as ordinary income) on the sale, exchange, redemption or retirement and such U.S. Holder's adjusted tax basis in the note. Assuming that we do not exercise our option to defer payment of interest on the notes and that the notes are not deemed to be issued with OID, a U.S. Holder's adjusted tax basis in the notes generally will be its initial purchase price. If the notes are deemed to be issued with OID, a U.S. Holder's tax basis in the notes generally will be its initial purchase price, increased by OID previously includible in that U.S. Holder's gross income to the date of disposition and decreased by payments (other than stated interest payments) received on the notes since and including the date that the notes were deemed to be issued with OID. That gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the notes have been held for more than one year. Such gain or loss will constitute income or loss from sources within the United States for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. A non-corporate U.S. Holder, including an individual, is generally entitled to preferential treatment for net long-term capital gains. The ability of a U.S. Holder to deduct capital losses is limited.

    Information Reporting and Backup Withholding

        Information reporting requirements generally apply in connection with payments on the notes to, and the proceeds from a sale or other disposition of the notes by, non-corporate U.S. Holders. A U.S. Holder will be subject to backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

        The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws.

Certain Canadian Income Tax Considerations

        In the opinion of Stikeman Elliott LLP, Canadian counsel to the Corporation, the following is a summary of the material Canadian federal income tax considerations generally applicable, as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the notes. The summary only addresses the tax consequences to purchasers who acquire the notes on their original issue pursuant to this prospectus supplement and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Canada Tax Act") are not resident in Canada and deal at arm's length with the Corporation, and for the purposes of the Canada-United States Tax Convention (the "Canada-U.S. Treaty") are residents of the United States ("United States Resident Holders").

        This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Canada Tax Act and the regulations thereunder, the current provisions of the Canada-U.S. Treaty, all specific proposals (the "Tax Proposals") to amend the Canada Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and assumes that the Tax Proposals will be enacted as currently proposed, but does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province or territory of Canada or any non-Canadian jurisdiction.

        The notes will be considered debt for purposes of the Canada Tax Act. Under the Canada Tax Act, no Canadian tax will be required to be deducted or withheld from amounts paid or credited to a United States Resident Holder by the Corporation on the notes. No other taxes on income (including taxable capital gains) will be payable under the Canada Tax Act by a United States Resident Holder in respect of the acquisition, holding, disposition or redemption of the notes, provided that such United States Resident Holder does not have a "permanent establishment" or "fixed base" (both within the meaning of the Canada U.S. Treaty) in Canada to which such notes pertain, does not use or hold and is not deemed or considered to use or hold the notes in, or in the course of, carrying on a business in Canada and, in the case of a United States Resident Holder that carries on an insurance business in Canada and elsewhere, establishes that the notes are not effectively connected with its insurance business carried on in Canada.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Resident Holder. Prospective United States Resident Holders should consult their own Canadian tax advisers with respect to the Canadian income tax consequences of purchasing notes pursuant to this offering.

CREDIT RATINGS

        The notes have been rated             by Standard & Poor's ("S&P"),              by Moody's Investors Service, Inc. ("Moody's") and              by DBRS Limited ("DBRS") (S&P, Moody's and DBRS are each a "Rating Agency"). Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D for S&P and DBRS and, in the case of Moody's long-term issuer rating, from a high of Aaa to a low of C.

        According to the S&P rating system, an obligation rated                                        . The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        According to the Moody's rating system, debt securities rated                                        . Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa. Modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, modifier 2 indicates a mid-range ranking and modifier 3 indicates a ranking in the lower end of that generic rating category.

        According to DBRS's rating system, a long term debt rated                                        . The ratings from AA to CCC CC C may be modified by the addition of a modifier "high" or "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

        The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating of the notes may negatively affect the quoted market price, if any, of the notes.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., have severally agreed to purchase from us the following respective principal amounts of the notes listed opposite their names below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of Notes
Deutsche Bank Securities Inc.	US$
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Total	US$

        The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of             % of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than             % of the principal amount of the notes to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

        The underwriters are offering the notes, subject to prior sale, if, as and when issued and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement.

        We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$                           .

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater principal amount of the notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing the notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased the notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

        Certain of the underwriters have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and                                        , each of which is, directly or indirectly, a subsidiary or affiliate of a bank which is a lender (collectively, the "Lenders") to the Corporation or its subsidiaries under certain credit facilities (collectively, the "Facilities"). The Facilities consist of a $1.5 billion syndicated revolving term credit facility; a TC PipeLines, LP US$756 million syndicated amended and restated revolving credit and term loan agreement; a TCPL USA US$1.0 billion committed unsecured term credit facility; and a US$200 million bank demand facility. As of the date hereof, the Corporation and its subsidiaries are in material compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by the Corporation or its subsidiaries of those agreements since the Facilities were established. Neither the financial position of the Corporation on a consolidated basis nor the value of any security granted under the Facilities has changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders has been or will be involved in the decision to offer the notes and none has been or will be involved in the determination of the terms of any distribution of the notes.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), an offer of the notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet net worth of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this notice, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

    UK Stabilisation

        In connection with this offering, the underwriters may overallot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

LEGAL MATTERS

        Certain matters will be passed upon for the Corporation by Stikeman Elliott LLP, Calgary, Alberta and by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The statements under "Certain Income Tax Considerations — Certain Canadian Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Stikeman Elliott LLP. The statements under "Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Mayer, Brown, Rowe & Maw LLP. As to matters of Canadian law, Mayer, Brown, Rowe & Maw LLP will rely upon the opinion of Stikeman Elliott LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario and New York, New York.

        The partners and associates of Stikeman Elliott LLP and Mayer, Brown, Rowe & Maw LLP as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the parent company and holding company of the Corporation.

AUDITORS' CONSENT

To the Board of Directors of TransCanada PipeLines Limited:

        We have read the prospectus supplement dated         , 2007 to the base shelf prospectus dated March 20, 2007 relating to the sale and issue of debt securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned prospectus supplement of the following:

  •
  our audit report dated February 22, 2007 on the consolidated balance sheets of TransCanada PipeLines Limited and subsidiaries as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006;

  •
  our audit report dated February 22, 2007 (except as to note 5, which is as of March 15, 2007) on the restated audited related supplement note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006;

  •
  our Comments by Auditors for United States Readers on Canada and United States Reporting Differences dated February 22, 2007; and

  •
  our Report of Independent Registered Public Accounting Firm dated February 22, 2007 on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006.

Chartered Accountants
Calgary, Canada
                           , 2007

TRANSCANADA PIPELINES LIMITED

US$1,500,000,000

Debt Securities

TransCanada PipeLines Limited ("TCPL" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of US$1,500,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

The specific terms of any offering of debt securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with Canadian GAAP, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and United States GAAP (as defined herein) is contained in the Corporation's restated audited related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under US federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

These debt securities have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 20, 2007

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States.

        The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, the notes thereto, and the auditors' report thereon, and management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2006 (the "MD&A");

  (b)
  Restated audited related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, the notes thereto, and the auditors' report thereon;

  (c)
  Comments by Auditors for United States Readers on Canada-United States Reporting Differences, dated February 22, 2007;

  (d)
  Management's Report on Internal Control over Financial Reporting, dated February 22, 2007 and the auditors' report thereon; and

  (e)
  Annual Information Form for the year ended December 31, 2006 dated February 22, 2007 (the "Annual Information Form").

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, any business acquisition reports, all updated earnings coverage ratio information, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by the Corporation with the Alberta Securities Commission after the date of this prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by the Corporation with, and where required, accepted by, the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim financial statements and accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities either as Prospectus Supplements or as exhibits to the Corporation's interim unaudited comparative consolidated financial statements and annual audited comparative consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purposes of the offering of debt securities.

        The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        Prospective investors should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "US dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any Prospectus Supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP." "US GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and US GAAP, prospective investors should refer to the Corporation's restated audited related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006.

        A Prospectus Supplement containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of offering debt securities thereunder.

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "TCPL" or the "Corporation" mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE YOU CAN FIND MORE INFORMATION

        The Corporation has filed with the SEC, under the United States Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form F-9 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Under the registration statement, the Corporation may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,500,000,000. Each time the Corporation sells debt securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        The Corporation files annual and quarterly financial information and material change reports and other material with the securities commissions or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that the Corporation has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed on EDGAR at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

        This prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus include "forward-looking statements" within the meaning of the securities laws, including the "safe harbour" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. All forward-looking statements are based on the Corporation's current beliefs as well as assumptions made by the Corporation, based on information currently available to it and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

        The risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in this prospectus and the Annual Information Form as described under "Risk Factors", could cause TCPL's actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the MD&A (as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein) under the headings "TCPL's Strategy", "Pipelines — Opportunities and Developments", "Pipelines — Outlook", "Energy — Opportunities and Developments" and "Energy — Outlook". In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that the events described in the forward-looking statements set out in this prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus may not occur.

        The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, the Corporation assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE CORPORATION

        The Corporation operates primarily in two business segments: Pipelines and Energy. The Pipelines segment of TCPL's business is principally comprised of the Corporation's pipelines in Canada, the United States and Mexico and its natural gas storage business which is operated in conjunction with the ANR (as defined below) pipeline in the United States. The Energy segment includes the Corporation's power operations in Canada and the United States, natural gas storage business in Canada and liquefied natural gas projects in Canada and the United States.

        The significant subsidiaries of TCPL as of December 31, 2006 are listed under the heading "TransCanada PipeLines Limited — Significant Subsidiaries" of the Annual Information Form. TCPL's registered office and head offices are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

RECENT DEVELOPMENTS

Acquisition of ANR

        On February 22, 2007, TCPL completed its acquisition, through an indirect subsidiary, of American Natural Resources Company and ANR Storage Company (collectively "ANR") from affiliates of El Paso Corporation ("El Paso"). The total purchase price for ANR and an additional 3.55% interest in Great Lakes Gas Transmission Limited Partnership ("Great Lakes"), as described herein, was approximately US$3.4 billion, subject to certain post-closing adjustments, and included approximately US$488 million of assumed debt.

        ANR operates one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage, and various capacity-related services to a variety of customers in both the United States and Canada. The system consists of 17,000 kilometres (10,500 miles) of pipeline with a peak-day capacity of 6.8 billion cubic feet per day ("Bcf/d"). It transports natural gas from producing fields in Louisiana, Oklahoma, Texas and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois, Ohio and Indiana. The ANR pipeline system also connects with numerous other pipelines providing customers with access to diverse sources of supply from western Canada and the Rocky Mountain region as well as access to a variety of end-user markets in midwestern and northeastern United States.

        ANR also owns and operates numerous underground natural gas storage facilities in Michigan with a total capacity of approximately 230 billion cubic feet. As part of the acquisition, TCPL also obtained certain natural gas supplies contained within production and storage reservoirs in Michigan.

Acquisition of Additional Interest in Great Lakes

        On February 22, 2007, TCPL completed its acquisition, through an indirect subsidiary, of an additional 3.55% interest in Great Lakes from an affiliate of El Paso. Great Lakes owns and operates a 3,400 kilometre (2,115 mile) interstate natural gas pipeline system with a design capacity of 2.5 Bcf/d. Extending from the Minnesota-Manitoba border at Emerson to the Michigan-Ontario border at St. Clair, Great Lakes provides a direct link between the Western Canadian Sedimentary Basin and major industrial and market centers in Minnesota, Wisconsin, Michigan and eastern Canada. In addition to the acquisition of an additional 3.55% interest in Great Lakes, TCPL also became the operator of Great Lakes through the sole ownership of the operating company previously jointly owned by affiliates of El Paso and TCPL.

        Concurrently with TCPL's acquisition of an additional 3.55% interest in Great Lakes, TC PipeLines, LP acquired a 46.45% interest in Great Lakes from an affiliate of El Paso. A subsidiary of TCPL is the general partner of, and a common unitholder of a 32.1% interest in, TC PipeLines, LP. The foregoing transactions with respect to Great Lakes do not form part of, and are not included in, the acquisition of ANR; however, certain of the obligations of TCPL's indirect subsidiary and TC Pipelines, LP have been guaranteed, on a joint and several basis, by TCPL and TransCanada PipeLine USA Ltd. ("TCPL USA"), an indirect subsidiary of TCPL.

CONSOLIDATED CAPITALIZATION

        As a result of TCPL's acquisition of ANR and an additional 3.55% interest in Great Lakes, and as a result of TC PipeLines, LP's acquisition of a 46.45% interest in Great Lakes, both on February 22, 2007, the following changes in the share and loan capital of the Corporation, on a consolidated basis have occurred since December 31, 2006: (i) the issuance of $1.5 billion of common shares of TCPL to TransCanada Corporation ("TCC"), the parent company of the Corporation; (ii) a drawdown of US$1.0 billion under a TCPL USA US$1.0 billion third party committed unsecured term credit facility; (iii) a drawdown of US$100 million under an existing third party demand loan facility; (iv) a drawdown of US$200 million under an existing demand loan facility from TCC; (v) the indirect assumption of approximately US$488 million of ANR's long-term debt; (vi) TC PipeLines, LP's indirect assumption of approximately US$212 million of Great Lakes' long-term debt; (vii) an increase in available credit of approximately US$346 million under the syndicated revolving credit and term loan agreement of TC PipeLines, LP, of which US$126 million was drawn; (viii) issuances by TC PipeLines, LP of US$300 million of common units pursuant to a private placement offering with third parties and of US$300 million of common units to TCPL subsidiaries; and (ix) the maturity of $275 million aggregate principal amount of 6.05% medium term notes on February 15, 2007. Other than as noted above, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, from December 31, 2006 to the date of this prospectus.

USE OF PROCEEDS

        Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds from the sale of debt securities will be used for general corporate purposes, including the financing of the Corporation's long-term investment plan. The Corporation may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the 12 month period ended December 31, 2006 and are based on audited financial information for this period. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus. The following ratios give effect to draws of US$1.0 billion under a TCPL USA US$1.0 billion committed unsecured term credit facility; the indirect assumption of approximately US$488 million of ANR long-term debt; TC PipeLines, LP's indirect assumption of approximately US$212 million of Great Lakes' long-term debt; incremental draws of US$126 million under the credit facilities of TC PipeLines, LP; and the maturity of $275 million aggregate principal amount of 6.05% medium term notes on February 15, 2007. Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2006 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

December 31, 2006
Based on net income including discontinued operations: Earnings coverage on long-term debt	2.4 times
Based on net income from continuing operations: Earnings coverage on long-term debt	2.4 times

DESCRIPTION OF DEBT SECURITIES

        As used in this section, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.

        Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the amended and restated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York, as Trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and The Bank of Nova Scotia Trust Company of New York, as Trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York and The Bank of Nova Scotia Trust Company of New York are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures and the debt securities do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, prospective investors should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities".

General

        Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation has outstanding First Mortgage Pipe Line Bonds ("First Mortgage Pipe Line Bonds") issued under a Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time (the "Mortgage"), which are secured by the Corporation's present and future Canadian mainline assets and gas transportation contracts. The holders of First Mortgage Pipe Line Bonds have a secured claim on such assets which is prior to the unsecured claim that holders of the debt securities may have on such assets. As of the date hereof, the aggregate outstanding principal amount of First Mortgage Pipe Line Bonds was approximately 25 million Pounds Sterling. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

        The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in US dollars or any other currency. Special Canadian and US federal income tax considerations applicable to any of the debt securities denominated in a currency other than US dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than US dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$1,500,000,000 or the equivalent in another currency. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

  (1)
  classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than US$1,000;

  (2)
  any date of maturity;

  (3)
  interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (4)
  the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

  (5)
  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

  (6)
  any redemption, repayment or sinking funds provisions;

  (7)
  any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

  (8)
  the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

  (9)
  if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

  (10)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  (11)
  if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

  (12)
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  (13)
  whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

  (14)
  whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

  (15)
  any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

        "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

        Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

        The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with Canadian GAAP consistently applied.

Global Securities

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

        If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

        The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

        The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Mortgage and the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

        In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

        Merger, Consolidation, Sale, Lease or Conveyance.    Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

        This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

        Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions.    The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

  (1)
  The Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations (other than First Mortgage Pipe Line Bonds) unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

  (2)
  The Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities except additional First Mortgage Pipe Line Bonds;

  (3)
  If the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

  (4)
  The Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

  (5)
  The Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

  (6)
  The Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a Subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

  (7)
  The Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any Person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a Subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

"Canadian Trust Indenture" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

"Designated Subsidiary" means: (a) any Subsidiary (i) which is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein, and (ii) which shall have been designated by the Board of Directors of the Corporation as a "restricted subsidiary" under the Mortgage on or prior to the date such Subsidiary became a Subsidiary or, in the case of a corporation which was a Subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in such Indenture) in such Subsidiary; or (b) any Subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a Subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each Subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the Board of Directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the Board of Directors of the Corporation if certain specified conditions are met.

"Financial Intermediary" means a Subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

"Funded Obligations" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

"Indebtedness", as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be direct indebtedness or liabilities of such Person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such Person, or which such Person is obligated, contingently or otherwise, to purchase, or on which such Person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such Person or by mortgages or liens existing on such property at the time of acquisition thereof by such Person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such Person.

"Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

"Voting Shares" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

  (1)
  a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

  (2)
  a default for 30 days in payment of any interest on any debt securities of such series;

  (3)
  a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

  (4)
  certain events of bankruptcy, insolvency or reorganization;

  (5)
  failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

  (6)
  a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

  (7)
  any event of default provided with respect to that series;

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

        Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

        Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

        Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

        Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

        Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of, premium, if any, and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

        Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

        The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

        The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

        The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:

  (1)
  the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

  (2)
  such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

  (3)
  the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

  (4)
  the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

  (5)
  in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

        Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1)

        Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2)

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9)

        The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6)

Consent to Jurisdiction and Service

        Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 1633 Broadway, New York, NY 10019 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12)

Concerning the Trustee

        The Bank of Nova Scotia, the parent of The Bank of Nova Scotia Trust Company of New York, is one of a number of financial institutions with which the Corporation and its subsidiaries maintain ordinary banking relationships and with which the Corporation and its subsidiaries maintain credit facilities.

Governing Law

        The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for investors to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under United States federal securities laws.

        The Corporation has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada Power Marketing Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

        The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers.

        The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities' price.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.

        The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

        The debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada in contravention of the securities laws of Canada or any applicable province or territory thereof.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. In connection with any offering of the debt securities, the underwriters or agents may, subject to the foregoing, over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

        If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

RISK FACTORS

        Investment in the debt securities is subject to various risks including those risks inherent to the pipeline and energy industry sectors. Before deciding whether to invest in any debt securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

        Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

LEGAL MATTERS

        Certain matters will be passed upon for the Corporation by Stikeman Elliott LLP, as to matters of Canadian law, and by Mayer, Brown, Rowe & Maw LLP as to matters of US law. As to matters of Canadian law, Mayer, Brown, Rowe & Maw LLP will rely upon the opinion of Stikeman Elliott LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters or agents, if any, by Shearman & Sterling LLP. The partners and associates of Stikeman Elliott LLP and Mayer, Brown, Rowe & Maw LLP as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

EXPERTS

        The audited comparative consolidated financial statements of the Corporation and subsidiaries as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, the notes thereto, the restated audited related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Stikeman Elliott LLP; consent of Mayer, Brown, Rowe & Maw LLP; powers of attorney from directors and officers of the Corporation; Amended and Restated Debt Indenture; Amended and Restated Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

US$

TransCanada PipeLines Limited

    % Junior Subordinated Notes Due 2067

PRELIMINARY PROSPECTUS SUPPLEMENT

                           , 2007

Joint Book-Running Managers

Deutsche Bank Securities	Citi	JPMorgan
Sole Structuring Advisor

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